      As filed with the Securities and Exchange Commission on July 17, 2008

                                                          File No. 333-
                                                                       ---------
                                                                       811-09065

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [X]

                           Pre-Effective Amendment No.                   [_]

                          Post-Effective Amendment No.                   [_]

                                     and/or

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [_]

                             Amendment No. 43                            [X]
                                             ---
                        (Check appropriate box or boxes.)

                                   ----------

                     PHLVIC Variable Universal Life Account
                           (Exact Name of Registrant)

                                   ----------

                         PHL Variable Insurance Company
                               (Name of Depositor)

                                   ----------

               One American Row, Hartford, Connecticut 06103-2899
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (800) 447-4312
               (Depositor's Telephone Number, including Area Code)

                                   ----------

                               John H. Beers, Esq.
                         PHL Variable Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                     (Name and Address of Agent for Service)

                                   ----------

Title of Security being Registered: Interests in a Flexible Premium Variable Universal Life Insurance Policy.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

                           Phoenix Executive VUL(R)

                    PHLVIC Variable Universal Life Account

          Issued by: PHL Variable Insurance Company ("PHL Variable")

         (a wholly owned subsidiary of Phoenix Life Insurance Company)

 PROSPECTUS                                                     [_____], 2008

Phoenix Executive VUL(R) is a flexible premium variable universal life insurance policy that can provide lifetime insurance protection on the life of one person. We will pay the death benefit when the insured person dies. You may allocate policy value to one or more of the investment options of the PHLVIC Variable Universal Life Account ("Separate Account") and to the Guaranteed Interest Account ("GIA"). The investment options purchase shares of the following funds:

 AIM Variable Insurance Funds - Series  .  Phoenix Money Market Series
 I Shares                               .  Phoenix Multi-Sector Fixed Income
 .  AIM V.I. Capital Appreciation Fund     Series
 DWS Scudder Investments VIT Funds -    .  Phoenix Multi-Sector Short Term
 Class A                                   Bond Series
 .  DWS Equity 500 Index VIP            .  Phoenix Strategic Allocation Series
 .  DWS Small Cap Index VIP             .  Phoenix-Aberdeen International
 Federated Insurance Series                Series
 .  Federated Fund for U.S. Government  .  Phoenix-Alger Small-Cap Growth
    Securities II                          Series
 .  Federated High Income Bond Fund II  .  Phoenix-Duff & Phelps Real Estate
    - Primary Shares                       Securities Series
 Fidelity(R) Variable Insurance         .  Phoenix-Sanford Bernstein Mid-Cap
 Products - Service Class                  Value Series
 .  Fidelity VIP Contrafund(R)          .  Phoenix-Sanford Bernstein
    Portfolio                              Small-Cap Value Series
 .  Fidelity VIP Growth Opportunities   .  Phoenix-Van Kampen Comstock Series
    Portfolio                           .  Phoenix-Van Kampen Equity 500
 .  Fidelity VIP Growth Portfolio          Index Series
 .  Fidelity VIP Investment Grade Bond  PIMCO Variable Insurance Trust -
    Portfolio                           Advisor Class
 Franklin Templeton Variable Insurance  .  PIMCO VIT CommodityRealReturn/TM/
 Products Trust - Class 2                  Strategy Portfolio
 .  Franklin Income Securities Fund     .  PIMCO VIT Real Return Portfolio
 .  Mutual Shares Securities Fund       .  PIMCO VIT Total Return Portfolio
 .  Templeton Developing Markets        Sentinel Variable Products Trust
    Securities Fund                     .  Sentinel Variable Products
 .  Templeton Foreign Securities Fund      Balanced Fund
 .  Templeton Growth Securities Fund    .  Sentinel Variable Products Bond
 Lord Abbett Series Fund, Inc. - Class     Fund
 VC                                     .  Sentinel Variable Products Common
 .  Lord Abbett Bond-Debenture             Stock Fund
    Portfolio                           .  Sentinel Variable Products Mid Cap
 .  Lord Abbett Growth and Income          Growth Fund
    Portfolio                           .  Sentinel Variable Products Small
 .  Lord Abbett Mid-Cap Value Portfolio    Company Fund
 Neuberger Berman Advisers Management   Summit Mutual Funds, Inc. - Summit
 Trust - Class S                        Pinnacle Series
 .  Neuberger Berman AMT Small Cap      .  Summit S&P MidCap 400 Index
    Growth Portfolio                       Portfolio
 .  Neuberger Berman AMT Guardian       The Universal Institutional Funds,
    Portfolio                           Inc. - Class II Shares
 Oppenheimer Variable Account Funds -   .  Van Kampen UIF Equity and Income
 Service Shares                            Portfolio
 .  Oppenheimer Capital Appreciation    Wanger Advisors Trust
    Fund/VA                             .  Wanger International Select
 .  Oppenheimer Global Securities       .  Wanger International
    Fund/VA                             .  Wanger Select
 .  Oppenheimer Main Street Small Cap   .  Wanger USA
    Fund/VA
 The Phoenix Edge Series Fund
 .  Phoenix Capital Growth Series
 .  Phoenix Growth and Income Series
 .  Phoenix Mid-Cap Growth Series
                  See Appendix A for additional information.

It may not be in your best interest to purchase a policy to replace an existing life insurance policy or annuity contract. You must understand the basic features of the proposed policy and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any income taxes.

The U.S. Securities and Exchange Commission ("SEC") has neither approved nor disapproved these securities, nor have they passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Read and keep this prospectus for future reference. The policy is not a deposit of any bank, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Policy investments are subject to risk, including the possible loss of principal invested. If you have any questions, please contact us at:





 [GRAPHIC]                                [GRAPHIC]
           Phoenix Variable Products                 Variable and Universal Life
           Mail Operations ("VPMO")                  Administration ("VULA")
           PO Box 8027                               800/541-0171
           Boston, MA 02266-8027

                               TABLE OF CONTENTS

Heading                                               Page
----------------------------------------------------------
Index of Special Terms...............................    3
Benefit/Risk Summary.................................    4
 Policy Benefits.....................................    4
 Policy Risks........................................    5
Fee Tables...........................................    6
 Transaction Fees....................................    6
 Periodic Charges Other than Fund Operating Expenses.    6
 Other Available Policy Benefits Expenses............    7
 Minimum and Maximum Fund Operating Expenses.........    7
PHL Variable Insurance Company.......................    8
PHLVIC Variable Universal Life Account...............    8
 Performance History.................................    8
Voting Rights........................................    8
The Variable Investment Options......................    8
 Administrative, Marketing and Support Service Fees..    9
The Guaranteed Interest Account (GIA)................    9
Charges and Deductions...............................   10
 General.............................................   10
 Charges Deducted from Premium Payments..............   10
 Periodic Charges....................................   10
 Conditional Charges.................................   11
 Other Charges.......................................   11
The Policy...........................................   11
 Contract Rights.....................................   11
 Contract Limitations................................   12
 Purchasing a Policy.................................   12
 Business Day........................................   13
 Your Right to Cancel................................   13
 Amendments to Policies..............................   13
General..............................................   13
 Policy Values.......................................   13
 Postponement of Payments............................   14
 Alternative Delivery................................   14
 Surrenders and Withdrawals..........................   14
Other Available Policy Benefits......................   15
Policy Face Amount and Death Benefit.................   16

Heading                                            Page

 Death Benefit Options and Minimum Death Benefit..   16
 Request for Decreases in Face Amount.............   16
 Request for Increases in Face Amount.............   16
Payment of Proceeds...............................   16
 Surrender, Withdrawal and Death Benefit Proceeds.   16
 Payment Amount...................................   17
Transfer of Policy Value..........................   17
 Telephone Transfers..............................   17
 Transfer Restrictions............................   17
Market Timing and Other Disruptive Trading........   17
Systematic Transfer Programs......................   18
 Dollar Cost Averaging Program....................   18
 Asset Rebalancing Program........................   19
Policy Loans......................................   19
Overloan Protection Option........................   19
Lapse and Reinstatement...........................   20
Federal Income Tax Considerations.................   20
 Introduction.....................................   20
 Income Tax Status................................   20
 Policy Benefits..................................   20
 Business and Corporate-Owned Policies............   21
 Modified Endowment Contracts.....................   21
 Limitations on Unreasonable Mortality and
 Expense Charges..................................   22
 Qualified Plans..................................   22
 Diversification Standards........................   22
 Owner Control....................................   23
 Change of Ownership or Insured or Assignment.....   23
 Other Taxes......................................   23
 Withholding......................................   23
The Phoenix Companies, Inc. -
  Legal Proceedings about Company Subsidiaries....   23
Financial Statements..............................   24
Distribution......................................   24
APPENDIX A - Investment Options...................  A-1

Index of Special Terms
--------------------------------------------------------------------------------
We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. The word or term will appear in italics the first time it appears on that page.

                                                         PAGE
                    Attained Age.......................    4
                    Base Face Amount...................   18
                    Business Day.......................   11
                    Company............................   11
                    Coverage Layer.....................    7
                    Good Order.........................   17
                    Investment Options.................   12
                    Modified Endowment Contract ("MEC")   27
                    Monthly Calculation Day/Date.......    7
                    Net Amount at Risk.................   14
                    Net Surrender Value................   19
                    Policy Anniversary.................    7
                    Policy Date........................    7
                    Policy Debt........................    4
                    Policy Value.......................   18
                    Policy Year........................   10
                    Total Face Amount..................   18

Benefit/Risk Summary
--------------------------------------------------------------------------------

Most of the terms used throughout this prospectus are described within the text where they first appear. Certain terms, marked by italics, have been defined and can be found in "Appendix B-Glossary of Special Terms" located at the end of the prospectus.

This prospectus contains information about the material rights and features of the policy that you should understand before investing. This summary describes the general provisions of the policy.

Policy Benefits

Death Benefits
Phoenix Executive VUL(R) is a flexible premium variable universal life insurance policy. While the policy remains in force we will pay a death benefit to your named beneficiary when the person insured under the policy dies.

Your policy has a minimum death benefit, as described in "The Policy" section. You will choose a death benefit option when you apply for a policy:

.. Death Benefit Option A will equal the policy's face amount, or the minimum death benefit if greater.

.. Death Benefit Option B will equal the face amount plus the policy value, or the minimum death benefit if greater.

..  Death Benefit Option C will equal the face amount plus the Death Benefit
   Option C Increase Amount, or the minimum death benefit if greater. This option is only available at policy issue.

The minimum death benefit is equal to the policy value on the date of death increased by a percentage taken from a table in the policy based on the attained age of the insured person at the beginning of the policy year in which death occurs. Attained Age is the age of the insured at policy issue plus the number of whole years that have elapsed since the policy date.

The death benefit we pay will be reduced by any unpaid policy loan amounts and unpaid policy charges.

You may change between Death Benefit Options A and B by submitting a written request. You may change from Death Benefit Option C to Death Benefit Option A; however, you may not change to Death Benefit Option C.

You may also purchase additional term insurance under the Level Term Insurance Rider if it is available in your state.

Loans, Surrenders and Withdrawals

.. Generally, you may take loans against 99% of your policy's value less any outstanding applicable charges and policy debt (unpaid policy loans with accrued interest). We count any outstanding loans and loan interest toward the applicable limit.

.. You may withdraw part of the policy's net surrender value at any time, subject to a minimum withdrawal amount of $500. We reserve the right to deduct a partial withdrawal fee.

..  You may fully surrender this policy anytime for its net surrender value.

.. Withdrawals and loans negatively affect the policy value and can increase the risk that the policy will lapse. Withdrawals reduce the face amount of the policy. Policy loans reduce the amount of death benefit payable to the beneficiary. Additionally, each of these transactions has costs associated with them.

Loans, surrenders and withdrawals may have adverse tax consequences.

Investment Choices
You may direct your premium to a wide variety of investment options available through the Separate Account, and to the Guaranteed Interest Account. Each investment option of the Separate Account invests directly in an underlying fund. You may generally transfer policy value among any of the Separate Account investment options and the Guaranteed Interest Account while continuing to defer current income taxes. Your ability to make transfers is limited by
(1) our minimum transfer amount, generally $500 per transfer, (2) limitations on transfers into and from the Guaranteed Interest Account contained in the policy and (3) restrictions on frequent trading and market timing activity imposed by us and the underlying funds. Each of these limitations is described in this prospectus. Otherwise, the policy does not limit the right to make transfers among the Separate Account investment options.

Policy Availability
The policy will be issued on a "case" basis. A case usually has a sponsor, and usually contains multiple policies, though we may consider one person and one policy a case. You may exercise your ownership rights under the policy through the sponsoring organization or employer. Should your relationship with the sponsor end, you may then exercise your policy ownership rights directly with us.

Flexible Premiums
The only premiums you must pay are the minimum initial premium and any payments required to prevent policy lapse.

Underwriting Options
We offer four types of underwriting:

..  Full Underwriting; or

..  Simplified Issue Underwriting; or

..  Guaranteed Issue Executive Underwriting; or

..  Guaranteed Issue Non-Executive Underwriting.

The type of underwriting will have an effect on the Cost of Insurance charges we deduct from your policy value.

Optional Insurance Benefits (Riders)
The following benefits may be available to you by rider:

..  Level Term Insurance

..  Exchange of Insured Option

..  Overloan Protection

..  Enhanced Surrender Value

Availability of these riders depends upon state approval and may involve extra cost. Additional restrictions apply to the Enhanced Surrender Value Rider.

Your Right to Cancel the Policy
You have the right to review the policy and cancel it if you are not satisfied. Simply return the policy to us at our administrative office within ten days after you receive it. Your state may specify a longer period. The period applicable to your policy will be shown on the policy's first page.

Policy Risks

Suitability Risk
Variable life insurance is designed for long-term financial planning, and the policy is not suitable as a short-term investment. We deduct a premium expense charge from premium payments that reduces the value available for withdrawal. Additionally, this policy is not suitable if you intend to utilize short-term trading strategies.

Replacements
Replacing any existing policy with this policy may not be to your advantage. You should talk with your registered representative before you replace your variable life insurance policy. You should carefully compare the risks, charges, and benefits of your existing policy to the replacement policy to determine if replacing your existing contract benefits you. Additionally, replacing your policy could result in adverse tax consequences so you should also consult with your tax professional. You should know that once you have replaced your variable life insurance policy, you generally cannot reinstate it unless the insurer is required to reinstate the previous policy under state law. This is true even if you choose not to accept your new variable life insurance policy during your "free look" period.

Conflicts of Interest
Broker-dealers and registered representatives often sell products issued by several different and unaffiliated insurance companies and the amount of compensation payable may vary significantly among the companies. Additionally, compensation paid to a broker-dealer or registered representative will also vary between products issued by the same insurance company, including additional compensation payable as part of certain service arrangements. A broker-dealer and its registered representatives may have an incentive to promote or sell one product over another depending on these differences in the compensation, potentially resulting in the sale of a product that may not be the best product to suit your needs. You should talk to your registered representative if you have questions about potential conflicts of interest that may be created by varying compensation plans. You can find more information about the types of compensation arrangements we offer in the "Distribution" section of this prospectus.

Tax Effects
Generally, under current federal income tax law, death benefits are not subject to income taxes. Earnings on the premiums invested in the PHLVIC Variable Universal Life Account or the Guaranteed Interest Account are not subject to income taxes until there is a distribution from the policy. We will administer the policy to comply with the federal income tax law, which may change from the laws in effect at issue. This administration may result in a change to the terms of the contract. Changes in the contract may need to be approved by Contract Owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC. We will notify you if such a change to the prospectus occurs. You may not receive notice of changes to the SAI, but you can request a copy of the SAI by contacting VPMO. You can also review this document and any changes filed with the SEC our website (www.phoenixwm.com).

Taking a loan, a full surrender or a withdrawal from the policy could result in recognition of income for tax purposes.

Risk of Lapse
Your policy will remain in force as long as the policy value, less any outstanding debt, is enough to pay the monthly charges incurred under the policy. If the policy value, less any outstanding debt, is no longer sufficient to pay the monthly charges, the policy will lapse, or end and will not be reinstated.

We will alert you to an impending lapse situation and give you an opportunity to keep the policy in force by paying a specified amount.

Withdrawals, loans and associated loan interest can negatively affect policy value, and increase the risk of policy lapse.

Investment Risk
A comprehensive discussion of the risks of each fund purchased by an investment option of the PHLVIC Variable Universal Life Account may be found in the funds' prospectuses. Each fund is subject to market fluctuations and the risks inherent with ownership of securities, and the policy owner assumes the risk of gain or loss according to the performance of the fund. There is no assurance that any fund will achieve its stated investment objective.

Transfer Risk
Transfers or deposits to the Guaranteed Interest Account ("GIA") are generally limited by the maximum GIA percentage discussed later in this prospectus ("The Guaranteed Interest Account (GIA)"). In addition, we reserve the right to limit transfers or deposits to the GIA to no more than $250,000 during any seven day period and $1,000,000 during any 365 day period. Transfers out of the Guaranteed Interest Account are limited to one transfer per year. The amount you may transfer out of the Guaranteed Interest Account is limited based on a schedule described later in this prospectus. We reserve the right to reject or restrict transfers if we or an underlying mutual fund determine the transfers reflect a disruptive trading. Minimum balance and minimum transfer limits apply.

Face Amount Increase Risk
Face amount increases will increase the potential charges under the policy.

The following tables describe the fees and expenses that you will pay when buying, owning and withdrawing from the policy. There are two tables describing the policy charges. The first describes the fees and expenses that you will pay at the time that you make premium payments, take withdrawals from the policy, transfer policy value between investment options, or exercise certain riders.

Fee Tables
--------------------------------------------------------------------------------

                               Transaction Fees

          Charge                  When Deducted                                 Amount We Deduct
--------------------------------------------------------------------------------------------------------------------------
Premium Expense Charge/1/   Upon premium payment.       The maximum we will ever charge is 20.00% of each premium
                                                        payment.
--------------------------------------------------------------------------------------------------------------------------
Withdrawal Fee/2/           Upon Withdrawal.            Maximum of $25.00 for each withdrawal; not currently charged.
--------------------------------------------------------------------------------------------------------------------------
Transfer Charge/3/          Upon Transfer.              Maximum of $10 per transfer after the first twelve transfers; not currently charged.
--------------------------------------------------------------------------------------------------------------------------
Overloan Protection Option  On the next monthly         3.5% of the policy value.
Charge/4/                   calculation day* following
                            exercise of the option.
--------------------------------------------------------------------------------------------------------------------------

/1/ The actual Premium Expense Charge percentage will be disclosed before we issue the policy and will depend on specifics of the life to be insured (e.g. age, gender, risk classification), the type of underwriting, and the face amount of the policy.
/2/ Withdrawals are subject to the Withdrawal Fee; however, we do not currently charge the Withdrawal Fee.
/3/ If we impose a transfer charge, the minimum number of transfers we allow per policy year without charge may vary by state, but will be no fewer than two per policy year.
/4/ This benefit is provided by rider that is automatically made a part of any policy for which the Guideline Premium Test has been elected.
* The monthly calculation day is the day each month on which we assess these charges. The monthly calculation day is the same date each month beginning with the policy date.

The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, not including fund fees and expenses.

              Periodic Charges Other than Fund Operating Expenses

           Charge                    When Deducted                                    Amount Deducted
---------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance/1,2,3,6/     On policy date and monthly  Maximum of $         to a minimum of $         per $1,000 of
                               on each monthly             amount at risk.
                               calculation day*.           Representative charge for a         , $         face amount, in
                                                                    risk class:
                                                           $         per $1,000 of amount at risk.
---------------------------------------------------------------------------------------------------------------------------------
Coverage Charge/2,4,6/         On each monthly             Base face amount charge: maximum of          to minimum
                               calculation day*.           $         per $1,000 of base face amount during the first ten policy years.
                                                           Representative charge for a         , $         face amount,
                                                           Death Benefit Option A, in          risk class:
                                                           $         per $1,000 of face amount.
---------------------------------------------------------------------------------------------------------------------------------
Administrative Charge/6/       On policy date and monthly  Maximum of $10.00.
                               on each monthly
                               calculation day*.
---------------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk     On policy date and monthly  All policy years
Charge/6/                      on each monthly             Maximum charge is 0.90% on an annual basis of investments in the
                               calculation day*.           Separate Account investment options.
---------------------------------------------------------------------------------------------------------------------------------
Loan Interest Rate Charged/5/  Interest accrues daily and  Maximum annual net cost is 2.00% of the loan balance.
                               is due on each policy
                               anniversary**.
---------------------------------------------------------------------------------------------------------------------------------
Tax Charges                    When we become liable for   We currently do not charge for taxes, however we reserve the right to
                               taxes.                      impose a charge should we become liable for taxes in the future.
---------------------------------------------------------------------------------------------------------------------------------

/1/ Cost of insurance charges will vary according to the insured's age at issue, gender, risk class, policy year, death benefit option at issue and the ratio of policy value to death benefit. Cost of insurance charges generally will increase as the insured ages. Separate cost of insurance charges apply to each layer of coverage; the new charge for each layer is based on the insured's attained age, gender, death benefit option at the time of increase and risk class at the time the layer is added. This table shows cost of insurance rates for standard risks. Additional charges, if any, may be assessed for risks associated with certain health conditions, occupations or avocations. These additional charges are included in the maximum cost of insurance shown above.

/2/ This charge varies based on the insured's individual characteristics. The cost of insurance and coverage charges shown in this table may not be typical of the charges a particular policy owner will pay. Before you purchase the policy, we will provide you personalized illustrations of your future benefits under the policy based upon factors including the age and risk class of the person you wish to insure, the death benefit option, face amount, planned premiums and riders requested. The personalized illustrations will show the effect of the cost of insurance and coverage charges for the policy based on these factors. You may call us at 1-800-417-4769 to obtain a personalized illustration. Your policy's specifications pages will show the cost of insurance and coverage charges for your policy.
/3/ The amount at risk at any given time is the difference between the total death benefit we would pay and the policy value.
/4/ The coverage charge varies based on the insured's age, gender, death benefit option and risk classification at issue. A separate coverage charge will apply to each coverage layer and will be based on the insured's attained age, gender, risk classification and death benefit option at the time the layer is added. Each of the base face amount of the policy at issue and any increase in the base face amount is considered a coverage layer.
/5/ The maximum net cost to the policy is the difference between the rate we charge for the outstanding loan, and the rate we credit. The maximum net cost to the policy will never exceed 2.00% and the maximum rate we charge for an outstanding loan will never exceed 8.00%. This loan interest charge is assessed against outstanding loan amounts and accrued interest.
/6/ This charge does not apply beginning on the policy anniversary on which the insured's attained age reaches 121.
* The monthly calculation day is the day each month on which we assess these charges. The monthly calculation day is the same date each month beginning with the policy date. The policy date is the policy date shown on the policy schedule pages from which policy years and policy anniversaries are measured.
**The policy anniversary is the anniversary of the policy date.

This table shows the charges you will pay periodically for certain riders you elect to add to your policy. Some riders are available with this policy for which no separate rider charge is assessed but that may increase monthly cost of insurance deductions. We describe riders later under "Other Available Policy Benefits."

                   Other Available Policy Benefits Expenses

         Charge                  When Deducted                                     Amount Deducted
--------------------------------------------------------------------------------------------------------------------------------
Level Term Rider/1/        Monthly on each monthly    Maximum of $         to a minimum of $         per $1,000 of
(Cost of Insurance)        calculation day*.          amount at risk.
                                                      Representative charge for a         , $         face amount, in
                                                               risk class:
                                                      $         per $1,000 of amount at risk.
--------------------------------------------------------------------------------------------------------------------------------
Exchange of Insured Rider  We do not charge for this  We describe this Rider later under "Other Available Policy Benefits."
                           Rider.
--------------------------------------------------------------------------------------------------------------------------------
Enhanced Surrender Value   We do not charge for this  We will automatically attach this Rider at issue to all policies that are
Rider                      Rider. Additional          part of a qualifying case. We describe this Rider later under "Other
                           restrictions apply.        Available Policy Benefits."
--------------------------------------------------------------------------------------------------------------------------------

/1/ The charge for this rider varies based on the insureds' issue ages, genders and risk classification, as well as the face amount of the policy and additional coverage amounts provided by riders attached to the policy. The charges shown in this table may not be typical of the charges a particular policy owner will pay. Your policy's rider specifications pages will indicate the costs applicable to your policy.
* The monthly calculation day is the day each month on which we assess these charges. The monthly calculation day is the same date each month beginning with the policy date.

The table below shows the minimum and maximum fees and expenses as a percentage of daily net assets, for the year ended December 31, 2007, charged by the funds that you may pay indirectly during the time that you own the contract. Total Annual Fund Operating Expenses are deducted from a fund's assets and include management fees, distribution fees, distribution and/or 12b-1 fees, and other expenses but do not include any redemption fees that may be imposed by various funds. More detail concerning each of the fund's fees and expenses is contained in the prospectus for each fund.

                     Total Annual Fund Operating Expenses

                                                   Minimum Maximum
              Gross Annual Fund Operating Expense   0.__%   ____%
              Net Annual Fund Operating Expenses    0.__%   ____%

/1/ Phoenix Variable Advisors, Inc, advisor to the Phoenix Edge Series Fund, and other advisors and/or other service providers to the funds have contractually agreed to reduce the management fees or reimburse certain fees and expenses for certain funds. The Gross Annual Fund Operating Expenses shown in the first row of the table do not reflect the effect of any fee reductions or reimbursements. The Net Annual Fund Operating Expenses shown in the second row reflect the effect of fee reductions and waiver arrangements that are contractually in effect at least through April 30, 2009. There can be no assurance that any contractual arrangement will extend beyond its current terms and you should know that these arrangements may exclude certain extraordinary expenses. See each fund's prospectus for details about the annual operating expenses of that fund and any waiver or reimbursement arrangements that may be in effect.

PHL Variable Insurance Company
--------------------------------------------------------------------------------

In this prospectus, the "Company," "we," "us," and "our" refers to PHL Variable Insurance Company. PHL Variable sells variable life insurance and annuity products to individual and institutional customers. PHL Variable is organized as a Connecticut stock company. Our executive and administrative office is at One American Row, Hartford, CT 06103-2899. PHL Variable is obligated to pay all amounts contractually owed under the policies.

PHLVIC Variable Universal Life Account
--------------------------------------------------------------------------------

PHL Variable established the PHLVIC Variable Universal Life Account ("Separate Account") as a separate account under Connecticut insurance law on September 10, 1998. The Separate Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management, investment practices or policies of the Separate Account or of the Company.

The Separate Account purchases shares in mutual funds called "underlying funds." The Separate Account is divided into sections called "investment options." There is a corresponding investment option for each underlying fund in which the Separate Account invests. You do not invest directly in the underlying funds. Instead, the policy value you allocate to the Separate Account purchases "units" of the Separate Account. The units are allocated to the investment options of your choice. Each time you buy units of the Separate Account, the Separate Account purchases shares of the corresponding underlying fund. The value of your units will vary. Please refer to "Policy Values" for more details on unit values and to "the Underlying Funds" for more information about the funds.

PHL Variable does not guarantee the investment performance of the Separate Account or any of its investment options. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. As policy owner, you bear the full investment risk for all monies invested in the Separate Account.

All income, gains or losses, credited to or charged against the Separate Account reflect the Separate Account's own investment experience and not the investment experience of PHL Variable's other assets. The assets of the Separate Account may not be used to pay liabilities of PHL Variable other than those arising from the variable life insurance policies issued by the Separate Account.

We reserve the right to add, remove, modify, or substitute underlying funds in which the Separate Account invests.

Your registered representative should provide you with a copy of this prospectus at the time you apply for a policy.

Copies of the fund prospectuses may be obtained by writing to us or calling us at the address or telephone number provided on the front page of this prospectus.

Performance History
We may choose to include performance history of the investment options or the underlying portfolios in advertisements, sales literature or reports. Performance information about each investment option is based on past performance and is not an indication of future performance.

Voting Rights
--------------------------------------------------------------------------------

We legally own all fund shares held by the investment options. We vote those shares at shareholder meetings according to voting instructions we receive from policy owners with an interest in the investment options. We may decide to vote the shares in our own right should the law change to permit us to do so.

While your policy is in effect, you may provide us with voting instructions for each investment option in which you have an interest. We determine the number of votes you may cast by applying your percentage interest in an investment option to the total number of votes attributable to the investment option. When determining the number of votes, fractional shares will be recognized.

We will send you, or if permitted by law, make available electronically, proxy material, reports and other materials relevant to the investment options in which you have a voting interest. In order to vote you must complete the proxy form and return it with your voting instructions. You may also be able to vote your interest by telephone or over the internet if such instructions are included in the proxy material. We will vote all of the shares we own on your behalf in accordance with your instructions. We will vote the shares for which we do not receive instructions, and any other shares we own, in the same proportion as the shares for which we do receive instructions.

We may ask you to provide voting instructions for such items as:

1)the election or removal of the fund's Trustees;

2)the ratification of the independent accountants for the fund;

3)approval or amendment of investment advisory agreements;

4)a change in fundamental policies or restrictions of the series; and

5)any other matters requiring a shareholder vote.

You may obtain any available fund prospectuses by contacting us at the address and telephone number given on page one.

The Variable Investment Options
--------------------------------------------------------------------------------

You choose the variable investment options to which you allocate your premium payments. These variable investment options are investment options of the Separate Account. The investment options invest in the underlying funds. You are not investing directly in the underlying fund. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products, or directly to tax qualified plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, or directly to tax qualified plans, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and you should not compare the two.

The underlying funds offered through this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the underlying fund or an affiliate of the underlying fund will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the underlying fund, the underlying fund's investment advisor, or its distributor. Finally, when the Company develops a variable annuity (or life) product in cooperation with a fund family or distributor (e.g. a "private label" product), the Company will generally include underlying funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the company's selection criteria.

Each underlying fund is reviewed periodically after having been selected. Upon review, the Company may remove an underlying fund or restrict allocation of additional premium payments to an underlying fund if the Company determines the underlying fund no longer meets one or more of the criteria and/or if the underlying fund has not attracted significant policy owner assets.

In addition, if any of the underlying funds become unavailable for allocating premium payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the policy, we may substitute another variable investment option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new variable investment options available.

You will find detailed information about the underlying funds and their inherent risks in the current prospectuses for the underlying funds. Since each option has varying degrees of risk, please read the prospectuses carefully. There is no assurance that any of the underlying funds will meet its investment objectives. Copies of the fund prospectuses may be obtained by contacting us at the address or telephone number provided on the first page of this prospectus.

Administrative, Marketing and Support Service Fees
The Company and the principal underwriter for the policy have entered into agreements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the underlying funds under which the Company and the principal underwriter for the policies receive payments. We have also entered into agreements with the Phoenix Edge Series Fund and its advisor, Phoenix Variable Advisors, Inc., with whom we are affiliated. These agreements compensate the Company and the principal underwriter for the policies for providing certain administrative, marketing, or other support services to the underlying funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and the principal underwriter for the policies incur in promoting, issuing, distributing and administering the policies. As stated previously, such payments are a factor in choosing which funds to offer in the Company's variable products. These payments may be significant and the Company and its affiliates may profit from them.

The payments are generally based on a percentage of the average assets of each underlying fund allocated to the variable investment options under the policy or other policies offered by the company. The amount of the fee that an underlying fund and its affiliates pay the company and/or the company's affiliates is negotiated and varies with each underlying fund. Aggregate fees relating to the different underlying funds may be as much as 0.40% of the average net assets of an underlying fund attributable to the relevant policies. A portion of these payments may come from revenue derived from the distribution and/or service fees (12b-1 fees) that are paid by an underlying fund out of its assets as part of its total annual operating expenses and is not paid directly from the assets of your variable insurance policy.

The Guaranteed Interest Account (GIA)
--------------------------------------------------------------------------------

In addition to the Separate Account, you may allocate premiums or transfer values to the Guaranteed Interest Account. Amounts you allocate to the Guaranteed Interest Account are deposited in our general account. You do not share in the investment experience of our general account. Rather, we guarantee a minimum rate of return on the allocated amounts. Although we are not obligated to credit interest at a higher rate than the minimum, we may, at our discretion, credit daily at an effective rate that is greater than the minimum. This minimum rate of return will be at least the minimum nonforfeiture rate required by law, currently 3%.

Your policy will be subject to a Maximum GIA Percentage that restricts investments into the Guaranteed Interest Account. The Maximum GIA Percentage will never be less than 20%. No more than the Maximum GIA Percentage of any premium payment may be allocated to the Guaranteed Interest Account.

You may make transfers into the Guaranteed Interest Account. The total amount you may transfer into the Guaranteed Interest Account in any policy year is limited to the Maximum GIA Percentage applied to the policy value held in the Separate Account at the beginning of that policy year. The first policy year is the one year period from the policy date up to, but not including, the first policy anniversary. Each succeeding policy year is the one-year period from the policy anniversary up to, but not including, the next policy anniversary. However, at any time during the first eighteen months from the policy date, you may elect to transfer all assets held in the Investment Options to the non-loaned portion of the Guaranteed Interest Account. No charge will be made for any such transfer, regardless of the number of transfers previously made. Thereafter, transfers you make into the Guaranteed Interest Account are limited by the

Maximum GIA percentage multiplied by the policy value held in the Separate Account at the beginning of that policy year.

You may only make transfers from the Guaranteed Interest Account during the first 30 days of a policy year. Total transfers from the Guaranteed Interest Account during that time are limited to the greater of:

..  $1,000; or

..  20% of the value of the non-loaned portion of the Guaranteed Interest
   Account as of the date of the transfer; or

.. the total amount transferred from the Guaranteed Interest Account during the previous policy year.

Transfers from the Guaranteed Interest Account may also be subject to other rules as described in this prospectus.

Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the SEC has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

Charges and Deductions
--------------------------------------------------------------------------------

General
Charges affect your policy value and the amount you may receive from your policy.

We make deductions to compensate us for our various expenses in selling, maintaining, underwriting and issuing the policy and guaranteeing the insurance benefits.

Charges Deducted from Premium Payments

Premium Expense Charge
We deduct a charge from each premium payment to the policy that we use to reimburse the Company for a variety of expenses we incur in selling and distributing the policy (e.g., commissions, advertising and printing). The maximum we will ever charge is 20% of each premium payment. We may charge a reduced premium expense charge from premiums that are in excess of the Target Annual Premium ("TAP") for the policy for a policy year. The Target Annual Premium will be disclosed before we issue the policy, and will depend on age, gender and risk classification, the type of underwriting and the policy face amount.

Periodic Charges

Monthly Charges

We make monthly deductions on the policy issue date and on each monthly calculation day thereafter from your policy value according to your specified allocation schedule. You initially choose this schedule in your application, but can change it later. Should the investment options on your schedule not be sufficient to pay the monthly deduction, unless we agree otherwise, we will proportionally deduct from the remaining investment options.

.. Monthly Administrative Charge. We assess this monthly charge as compensation for the expenses we incur in administering your policy. This charge reimburses us for such services as billing and collections, monthly processing, updating daily values and communicating with policyholders. We will not deduct this charge after the policy anniversary following the insured's 121/st/ birthday.

  We currently charge each policy $5 per month, but reserve the right to charge up to $10 per month.

.. Cost of Insurance. We determine this charge by multiplying the appropriate cost of insurance rate by the net amount at risk. The net amount at risk is the difference between your policy's death benefit and your policy value. We generally base our rates on the insured person's gender, attained age and risk class. We also consider the duration, or how long the policy has been in force. We are not permitted to consider gender as a factor in some states and under certain qualified plans.

  We base the actual monthly cost of insurance charge on what we expect our future investment earnings, mortality experience, persistency and expenses will be. Charges will not exceed the guaranteed cost of insurance rates set forth in your policy. The guaranteed maximum rates are equal to 100% of the 2001 Commissioners Standard Ordinary ("CSO") Mortality Table for policies issued with Full Underwriting and 125% of the 2001 CSO for policies with Guaranteed or Simplified Underwriting.

  We will apply any change in our cost of insurance rates uniformly to all persons of the same gender, insurance age and risk class whose policies have been in force for the same length of time. We currently insure lives as either standard risk class or a risk class involving a higher mortality risk. We determine your risk class based on your health and the medical information you provide. For otherwise identical policies, lives in the standard risk classes will have a lower cost of insurance than lives in the higher mortality risk classes. Nonsmokers will generally incur a lower cost of insurance than will similarly situated smokers.

  The type of underwriting chosen for your policy could have an effect on the cost of insurance rate applied to your policy. Under all types of underwriting, we will no longer deduct this charge after the policy anniversary following the insured's 121/st/ birthday.

.. Mortality and Expense Risk Fee. We assume a mortality risk that, as a whole, the people we insure may die sooner than expected. We would then pay greater total death benefits than we had expected.

  We assume an expense risk that expenses we incur in issuing and maintaining the policies may exceed the administrative charges expected for the policies.

  We also assume other risks associated with issuing the policies, such as incurring greater than expected costs incurred due to policy loans.

  If our policy-related expenses do not exceed the charges, or if our mortality projections prove to be accurate, we may profit from this fee. We may use profits from this fee for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

  Your policy will pay a mortality and expense risk fee equal to a percentage of the investment option value on each monthly calculation day. We reserve the right to increase the mortality and expense risk fee up to a Guaranteed Maximum rate of 0.90% on an annual basis during all policy years.

  We do not collect the mortality and expense risk fee on amounts held in the Guaranteed Interest Account.

.. Cost of Optional Insurance Benefits (Riders). Some of the available rider benefits may incur an additional monthly charge. These options are available only if approved in your state.

  The Phoenix Executive VUL(R) policy has two riders available at no additional charge:

  .  Exchange of Insured Rider
  .  Enhanced Surrender Value Rider (limited availability)

  We charge for providing benefits under the following riders:

  . Level Term Rider. We charge the applicable cost of insurance rates for the "net amount at risk" attributable to the rider.
  . Overloan Protection Rider. We charge for this rider at the time the overloan protection is utilized. The charge for this rider is equal to a percentage of the policy value.

.. Coverage Charge. The coverage charge is a monthly charge assessed on the base face amount primarily to help reimburse us for sales costs. The coverage charge is assessed on the base face amount during the first ten policy years. To determine this charge, we multiply the amount of base face amount at issue by a monthly rate that varies with the insured's gender, issue age, risk class and death benefit option at issue.

  The coverage charge is established at policy issue; it is not changed by decreases, withdrawals or other transactions that may affect the face amount of the policy after the policy date. However, a separate 10-year coverage charge applies to each layer of coverage. This charge is determined by multiplying the amount of the increase in face amount by the applicable monthly rate which varies based on the insured's gender, death benefit option, attained age and risk class at the time each layer is added.

.. Loan Interest Charged. We charge your policy for outstanding loans. The rate we charge your policy loan may be higher than the rate we credit the loaned portion of the Guaranteed Interest Account.

  Our maximum guaranteed interest rate is 8.00%, however we guarantee the maximum cost to the policy will never exceed 2.00%, i.e., if we were charging 8.00%, we would credit 6.00%.

  Loans can reduce the policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest when we calculate the death benefit.

Conditional Charges
We impose some other charges only if certain events occur:

.. Withdrawal Fee. We do not currently charge for withdrawals, but we reserve the right to deduct $25.00 for each withdrawal.

  We would begin to impose this charge if necessary to offset the costs associated with processing withdrawals.

.. Transfer Charge. Currently we do not charge for transfers between investment options, however we reserve the right to charge up to $10 for each transfer after the first twelve transfers. If we impose a transfer charge, the minimum number of transfers we allow per policy year without charge may vary by state, but will be no fewer than two per policy year.

Other Charges
.. Daily Tax Fee. We currently do not charge for taxes, however, we reserve the right to charge the approximate amount of taxes and reserves for taxes on investment income and realized and unrealized capital gains and any other amount as may be assessed as a result of a change in any tax laws.

.. Fund Charges. As compensation for investment management services to the funds, the advisors are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each series. These fund charges and other expenses are described more fully in the respective fund prospectuses.

The Policy
--------------------------------------------------------------------------------

Contract Rights

Owner
The owner is the person who applies for the policy and who will generally make the choices that determine how the policy operates while it is in force. When we use the terms "you" or "your" in this prospectus, we are referring to the owner. If, during the existence of the policy, a third party offers you consideration to transfer ownership of your policy or any interest in your policy, including by means of a collateral or absolute assignment to such third party, we, or one of our affiliates, may have the right to offer compensation for your policy before we process the transfer in ownership. We will require information that is necessary for us to determine the amount of such consideration we will offer for your policy. We may require evidence of the amount and validity of the offer. If we offer you consideration for your policy, and you accept, we will process your acceptance upon receipt in good order at our servicing office.

Insured
The Insured is the person on whose life the policy is issued. You name this person in the application for the policy. The person to be insured must be at least 18 years old. In general, the maximum ages we insure are:

..  85 for policies with Full Underwriting;

..  70 for policies with Simplified Issue Underwriting; and

..  65 for policies with Guaranteed Issue Executive Underwriting and Guaranteed
   Issue Non-Executive Underwriting (reduced face amounts above age 60 for policies with Guaranteed Issue Underwriting).

We may require that you provide evidence that the person to be insured is insurable. This could require a medical examination.

Beneficiary
The beneficiary is the person you name in the application to receive any death benefit. You may name different classes of beneficiaries, such as primary and contingent. These classes will set the order of payment.

Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies by sending a written request to us. Generally, the change will take effect as of the date your request is signed.

If no beneficiary is living when the person insured dies we will pay you the death benefit, unless you have given us other instructions; or, if you are no longer living, we will pay the death benefit to your estate.

Contract Limitations

Assignment
You may assign the policy. We will not be bound by such assignment until we receive a written copy of the assignment, nor will we be liable for any payment we make before then. We assume no responsibility for determining whether an assignment is valid.

Purchasing a Policy

Underwriting Procedures
We issue these policies on a "case" basis. A case is a group of related policies (e.g. through the same employer), however we may consider a single policy as a case. The type of underwriting determines cost of insurance rates, certain features, proof of insurability criteria and range of issue ages.

The type of underwriting we provide for the case for which your policy is a part could have an effect on the cost of insurance rates we assess on a policy. The types of underwriting we offer for these policies and the minimum number of people insured for each are:

..  Full Underwriting (One life or more);

..  Simplified Issue Underwriting (Generally, ten lives or more);

..  Guaranteed Issue Executive Underwriting (Generally, ten lives or more); and

..  Guaranteed Issue Non-Executive Underwriting (Generally, ten lives or more).

We base our rates on the insured person's gender, attained age, underwriting type and risk class. We may require certain medical information in order to determine the risk class of the person to be insured. We are not permitted to consider gender as a factor in some states and under certain qualified plans.

We retain the right to refuse to process your application within seven days after we receive it. We retain the right to decline to issue your policy even if we have approved your application for processing. We will accept payment at the time the policy is issued.

Eligible Purchasers
You may purchase a policy on the life of any person provided you have an insurable interest in the life to be insured, have provided the insured notice of the policy and have obtained the written consent of the person to be insured. The specifics of insurable interest are based on state laws. The requirements for consent are based on state laws and on the Internal Revenue Code, section 101(j).

Minimum Death Benefit
The policy has a minimum death benefit in order to qualify as life insurance under current federal tax law.

You must choose between the two methods used to determine the minimum death benefit when you purchase the policy. Your choice is irrevocable:

1)The Cash Value Accumulation Test determines the minimum death benefit by multiplying the policy value by the minimum death benefit percentage. The percentages depend on age and gender.

2)The Guideline Premium Test determines the minimum death benefit as a percentage of policy value, but the percentage varies only with age.

Minimum Initial Premium
We require a minimum premium on a case basis of $100,000.

Minimum Face Amount
We require a minimum face amount of $50,000 per policy ($100,000 for policies with preferred issue underwriting).

Premium Payments
Phoenix Executive VUL(R) is a flexible premium variable universal life insurance policy. It has a death benefit, net surrender value and a loan privilege, as does a traditional fixed benefit whole life policy. The policy differs from a fixed benefit whole life policy, however, because you may allocate policy value to one or more investment options of the Separate Account or the Guaranteed Interest Account. Each investment option of the Separate Account, in turn, invests its assets exclusively in a portfolio of a fund. The policy value varies according to the investment performance of the investment portfolio to which policy value has been allocated.

The minimum initial premium is due on the policy date. The insured must be alive when the initial premium is paid. We will not apply your initial premium payment before we approve you for coverage. If you submit the initial premium payment before we make a coverage determination, we will deposit your premium into a non-interest bearing account. You should deliver the initial premium payment to your registered representative, who will forward it to our underwriting department.

We will generally allocate the initial premium, less applicable charges, according to your instructions on the business day we approve you for coverage assuming we have received your completed application in good order. "Good Order" means that we have received all necessary documents and properly completed forms at the designated office.

A business day is every day the New York Stock Exchange ("NYSE") is open for trading and Phoenix is open for business. However, transaction processing may be postponed for the following reasons

1.the NYSE is closed or may have closed early;
2.the SEC has determined that a state of emergency exists; or 3.on days when a certain market is closed (e.g., the U.S. Government bond market is closed on Columbus Day and Veteran's Day).

The NYSE Board of Directors reserves the right to change the NYSE schedule as conditions warrant. On each business day, the value of the Separate Account is determined at the close of the NYSE (currently 4:00 p.m. Eastern Time).

The portion of any premium payment that you may allocate to the Guaranteed Interest Account is limited to the Maximum GIA Percentage shown in the policy.

We reduce premium payments by the premium expense charge before we apply them to your policy. We will apply this net premium among your chosen investment options. We will buy any investment option units at the investment option unit values next calculated after we receive the premium.

We establish maximum premium limits and may change them from time to time. You may make additional premium payments at any time prior to the policy anniversary following the insured's 121/st/ birthday.

The minimum premium payment during a grace period is the amount needed to prevent policy lapse. At all other times the minimum acceptable payment is $100. You may send additional premium payments to the address given on page one of this prospectus.

The policy will have a total premium limit determined by the definition of life insurance test chosen in the application. This limit is applied to the sum of all premiums paid under the policy. If the total premium limit is exceeded, the policy owner will receive the excess, with interest at an annual rate of not less than 3%, not later than 60 days after the end of the policy year in which the limit was exceeded. The policy value will then be adjusted to reflect the refund. To pay such refund, amounts taken from each investment option or the Guaranteed Interest Account will be done in the same manner as for monthly deductions. You may write to us and give us different instructions. The total premium limit may be exceeded if additional premium is needed to prevent lapse or if we subsequently determine that additional premium would be permitted by federal laws or regulations.

Your Right to Cancel
State law provides a policy owner with a right to return and cancel the policy for a limited period, generally 10 days, following receipt of the policy. Should you elect to return your policy under your right to cancel, we will treat your policy as if we had never issued it.

The amount of premium refund you will receive depends on the law of the policy's issue state. Depending on the law of the issue state, the refund will equal either:

..  the policy's value on the date of cancellation; or

.. premium paid less any debt and less any withdrawal amounts deducted from the policy.

For states that require the refund of policy value, we will return the sum of the following as of the date we receive the returned policy:

..  the current policy value less any debt; plus

..  any monthly deductions and other charges made under the policy.

For policies issued in states that require the full premium, less any amount surrendered or withdrawn to be refunded upon cancellation during the right to cancel period ("return of premium states"), and policies issued in certain states pursuant to applications which indicate that the policy is intended to replace existing insurance, we temporarily allocate the entire initial premium paid less applicable charges (along with any other premiums paid during your right to cancel period) to the money market investment option of the Separate Account. At the expiration of the right to cancel period, the policy value of the money market investment option is allocated among the investment options of the Separate Account and to the Guaranteed Interest Account in accordance with your premium allocation instructions in effect. The amount returned upon policy cancellation for a policy issued in a return of premium state will equal any premiums paid less any debt and less any withdrawal amounts paid.

Amendments to Policies
Policies may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the policies may need to be approved by Policy Owners and state insurance departments. A change in the policy that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC. We will notify you if such a change to the prospectus occurs. You can request a copy of the Statement of Additional Information at any time by calling the VULA.

General
--------------------------------------------------------------------------------

Policy Values

How the Value of Your Policy is Calculated
Your policy value is the sum of the policy's values in the investment options of the Separate Account, and the value in the Guaranteed Interest Account.

We will calculate your policy value on each business day. If we receive your premium payment or transaction request in good order prior to the close of the business day, we will process that premium or transaction using the unit values determined following the close of the NYSE for that day. If we receive your premium or transaction request after the close of the business day, we will process that premium or transaction using the unit values calculated for the next business day. If a scheduled transaction falls on a non-business day, we will process it as of the next business day.

Before applying a premium payment to your account, we first test to determine if the payment will cause the contract to fail to satisfy the Internal Revenue Code's definition of life insurance. If the premium would cause a failure, we will not apply it to the contract. We will either return the excess premium to you or, with your approval, hold it in a suspense account until such time as it can be applied without causing the contract to fail.

Separate Account Policy Value
On each business day, the Separate Account policy value is the total of your policy values in each investment option of the Separate Account. When you make a premium payment, and have amounts allocated to the investment options of the Separate Account, we credit your policy with accumulation units. Your net premium purchases units of each Separate Account investment option to which you have allocated premium. We determine the number of accumulation units to credit to each Separate Account investment option by dividing the amount of the net premium payment by the unit value of that Separate Account investment option. The value of a unit of the Separate Account investment options varies from business day to business day. Changes in the accumulation unit value reflect the investment performance of the underlying fund and the fund's fees and expenses. On each monthly calculation date, we deduct the mortality and expense risk charge from the Separate Account policy value.

Policy transactions that involve amounts allocated to the Separate Account investment options, including loans, withdrawals, and transfers are effected by purchasing and selling the units of the investment options.

Guaranteed Interest Account Policy Value
If you allocate premium or transfer money to the Guaranteed Interest Account, your policy value includes the value of those amounts. The amount you allocate or transfer to the Guaranteed Interest Account will earn interest at the rates we declare from time to time. Currents rates may vary based on state requirements. You may determine the current crediting rates for the Guaranteed Interest Account by contacting the VULA at the number shown on the first page of this prospectus. Your policy value in the Guaranteed Interest Account is not subject to the mortality and expense risk charge. Otherwise, all policy charges apply to this portion of the policy value.

Policy Face Amount and Death Benefit
The policy provides for a base face amount, which is the amount of coverage you select in your policy application and any increases to that face amount, subject to our minimum and maximum face amounts for this policy. Additionally, at the time you apply for the policy, you may also apply for additional face amount coverage by applying for a Level Term Rider. The total face amount for each insured is the sum of the base face amount and any coverage provided by a Level Term Rider.

Persistency Bonus
If your policy remains in force on and after the Persistency Bonus Start Date shown on your policy schedule pages, a bonus may be credited to the unloaned policy value each month. It is a percentage of the unloaned value. The credit will vary by policy year and will be credited to the policy in the same proportion as the current premium allocation. This persistency bonus is not guaranteed. We reserve the right to discontinue the persistency bonus at any time.

Postponement of Payments
We may postpone payment of surrenders, withdrawals, policy loan or death benefits in excess of the initial face amount under any of the following circumstances:

.. We may postpone for up to six months, payment for any transaction that depends on the value of the Guaranteed Interest Account;

.. We may postpone payment whenever the NYSE is closed other than for customary weekend and holiday closings, trading on the NYSE is restricted, on days when a certain market is closed (e.g., the U.S. Government bond market is closed on Columbus Day and Veteran's Day); or

.. When the SEC decides an emergency exists and the sale of securities or the determination of the value of securities in the Separate Account is not reasonably practicable.

Transfers also may be postponed under these circumstances.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances require us to block a policy owner's ability to make certain transactions and, as a result, we may refuse to accept requests for transfers, withdrawals, surrenders or death benefits, until we are so instructed by the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Alternative Delivery
You may request that we deliver your policy and/or certificate(s), including the schedule pages, riders and endorsements by means of an alternative electronic medium acceptable to us.

Surrenders and Withdrawals
--------------------------------------------------------------------------------

Surrenders
You may surrender the policy for its net surrender value at any time as long as insured person is living and the policy is in force. A policy's net surrender value is the policy value less any applicable charge and less any unpaid policy loans and interest. The amount available for surrender will be the net surrender value at the end of the business day on which we receive the policy and the written surrender request in a form satisfactory to us at VPMO.

If the Enhanced Surrender Value rider is in effect for your policy, the amount payable for full surrender will be determined in accordance with the rider provisions. See "Other Available Policy Benefits", "Riders We Make a Part of the Policy at Issue."

Withdrawals
You may receive a part of the policy's net surrender value by submitting a written request for a withdrawal to VPMO. You may request one withdrawal per policy month.

We do not permit withdrawals of less than $500 (if required by your state, a lower minimum will be shown on the policy's specifications pages), if the resulting death benefit would be less than the policy's minimum face amount as shown on the specifications pages for the policy, or if the withdrawal would reduce the net surrender value to zero. We may require you to withdraw the entire value allocated to an investment option if the withdrawal would result in a value below $500 in that investment option.

You may choose in what proportions we deduct the following amounts from among your investment options. If you do not choose, we will make the deductions in the same manner as for monthly deductions.

A withdrawal will reduce your policy value by the sum of the:

.. Withdrawal Amount--the portion of the net surrender value you choose, but not less than $500; plus

..  Withdrawal Fee--currently set at $0 (not to exceed $25)

We will reduce your policy's net surrender value by the withdrawal amount. Additionally, if your policy has Death Benefit Option A or Death Benefit Option C, we will reduce your policy's total face amount, unless at the time the withdrawal is to be processed, your policy is within the cash value corridor defined by the IRC test you have selected for your policy. For more information about these tests, see "Tax Considerations."

For Death Benefit Option A, we will reduce the policy's total face amount by the amount of the withdrawal. For Death Benefit Option C, we will reduce the policy's total face amount by the withdrawal amount, but only once cumulative withdrawals taken are greater than the cumulative premiums paid.

Any reduction in face amount resulting from a withdrawal will be processed by first reducing the level term face amount, unless otherwise specified in the request, then reducing any coverage layers that have been added to the policy beginning with the layer most recently added, and finally reducing the base face amount.

Other Available Policy Benefits
When you apply for a policy, you can request any of the optional benefit riders we then make available. Our rules and procedures will govern eligibility for any rider. Each rider contains specific details you should review in selecting your coverage. Riders we offer as optional riders have separate monthly charges as shown in the "Fee Tables" of this prospectus.

Optional Riders
We currently make the optional riders listed below available with the policy. We may also add, delete or modify the list of optional riders.

.. Level Term Rider: This rider allows you to purchase additional term insurance on the person insured under the policy. The initial rider death benefit is limited to ten times the policy's base face amount. The policy's total face amount, including any Level Term Rider attached to the policy, is subject to our maximum face amount limit. You elect this rider and the level term face amount when you apply for the policy. Coverage provided by this rider has its own cost of insurance. You may terminate this rider or may decrease the coverage amount subject to our policy face amount minimum decrease of $25,000, unless we agree otherwise, by submitting the proper written request to the VPMO. You may also, subject to certain restrictions detailed in the rider increase the coverage amount by submitting the proper written request to the VPMO. Any requested increases must be applied for on a supplemental application and will be subject to evidence of insurability satisfactory to us.

Riders We Make Part of the Policy at Issue
We also attach certain riders to the policy automatically at issue. These riders do not have separate monthly charges, however, a transaction fee is charged when you exercise the Overloan Protection rider. We may add, modify or delete riders available with this policy for new policies.

.. Enhanced Surrender Value Rider: This rider provides a surrender value enhancement in addition to the net surrender value upon full surrender of the policy in the early policy years. The surrender value enhancement is based on a percentage of qualified premiums paid and is dependent on the relationship of qualified premium paid to target premium . We automatically attach this rider to policies that are part of a qualifying case without regard to other underwriting criteria. A case must meet all of our issue criteria in order to qualify for this rider. We do not add the enhancement to policies that are surrendered in exchange for another insurance contract (Section 1035 exchanges).

.. Exchange of Insured Rider. This rider allows the policyholder to exchange an existing policy for a new policy on the life of a substitute insured. You must have an insurable interest in the substitute insured and we may require you to provide proof of insurability. Subsequent charges for the policy will then be based on the new person insured by the policy. The policy's incontestability and suicide exclusion periods will begin anew from the date of the change.

  The total face amount of the new policy cannot be more than the face amount of the original policy.

  You will be required to pay an exchange adjustment if the value of the policy prior to the exchange is insufficient to provide a positive policy value following the exchange.

  Should the policy value be large enough to cause the death benefit to exceed the limitations for the new policy, we will use the excess policy value to reduce any outstanding loans, or return the excess in cash.

  You may be required to pay back a portion of any outstanding loans in order that the loan value of the new policy is within our set limits.

  Such a policy exchange does not qualify for tax deferral; therefore, you will be liable for taxes on any previously unrecognized gains in the policy.

.. Overloan Protection Rider. This rider is designed to prevent a heavily loaned policy from lapsing. It is automatically made a part of any policy for which the Guideline Premium Test has been elected. For additional details, see the "Policy Loan" section of this prospectus.

  You should read the riders carefully for all their terms and conditions.

Policy Face Amount and Death Benefit
--------------------------------------------------------------------------------

The policy provides for a base face amount, which is the face amount you select in your policy application and any increases to that face amount.

Death Benefit Options and Minimum Death Benefit
The policy provides a choice of three death benefit options.

1.Death Benefit Option A will pay the policy's total face amount, but not less than the minimum death benefit on the date of the insured person's death.

2.Death Benefit Option B will pay the policy's total face amount plus the policy value but not less than the minimum death benefit on the date of the insured person's death. Death Benefit Option B is a variable death benefit. Because this death benefit option includes policy value, it will vary from day to day due to the performance of the investment options in which you have policy value

3.Death Benefit Option C will pay the policy's total face amount plus the Death
  Benefit Option C Increase Amount on the date of death of the insured or, if greater, the minimum death benefit on the date of the insured person's death. The Death Benefit Option C Increase Amount is equal to total premiums paid less total withdrawals. This increase amount is subject to a maximum and not less than zero. This option is only available at policy issue.

On the policy anniversary following the insured's 121/st/ birthday, we will change the Death Benefit Option to option A and the amount payable under this option will be the greater of the policy's total face amount or the policy value on the insured's date of death.

We will determine the minimum death benefit by increasing the policy value on the date of death using the applicable percentage as shown by a table in your policy. The applicable percentage will be based on the insured person's attained age at the beginning of the policy year in which death occurs.

Changing the Death Benefit Option
Beginning in the second policy year, you may change the Death Benefit Option once per policy year prior to the policy anniversary following the insured's 121/st/ birthday. You may not change to Death Benefit Option C and may not change from Death Benefit Option C to Death Benefit Option B. We will not require evidence of insurability for a change in Death Benefit Option. A change in Death Benefit Option will become effective on the monthly calculation day on or next following the date we approve your written request for the change.

Changing from Death Benefit Option A to Death Benefit Option B decreases the face amount of the policy by the policy value as of the effective date of the option change.

Changing from Death Benefit Option B to Death Benefit Option A increases the face amount of the policy by the amount of policy value as of the effective date of the option change. Additional cost of insurance charges apply to the increased face amount.

Changing from Death Benefit Option C to Death Benefit Option A increases the total face amount of the policy by the Death Benefit Option C Increase Amount. Additional cost of insurance charges apply to the increased face amount.

Changing the Policy Face Amount

Requests for Decrease in Face Amount
You may request a decrease in face amount at any time after the first policy year provided Death Benefit Option C is not in effect. Unless we agree otherwise, the decrease must be at least $25,000 and the base face amount remaining after the decrease must be at least $100,000. We will implement a requested face amount decrease by first reducing the term face amount, then reducing any coverage layers that have been added to the policy beginning with the layer most recently added, and finally reducing the base face amount.

All face amount decrease requests must be submitted on our form to the VPMO. Face amount decreases will be effective on the first monthly calculation day following the date we approve the request. Generally, there will be a pro-rata reduction of the cost of insurance charges as a result of a face amount decrease.

A reduction in face amount may have federal income tax consequences, including recognition of current income. Please consult your tax advisor prior to any reduction in face amount.

Requests for Increase in Face Amount
Unless Death Benefit Option C is in effect, you may request an increase to the base face amount at any time after the first policy year. An approved increase will be effective on the first policy anniversary after we approve the request.

The minimum face amount increase is $25,000 per increase. The amount of each increase will be considered a new coverage layer. Each coverage layer will have its own current cost of insurance charge. This charge will be based on the insured's gender, attained age, and risk class at the time the layer is added, as well as on the death benefit option in effect at the time the layer is added.

All face amount increase requests must be submitted on our form to the VPMO and will be subject to evidence of the insured's insurability according to our then current guidelines. We reserve the right to limit increases in face amount.

Effect of Loans, Withdrawals and Requested Decreases in Face Amount on Death Benefit
Loans can reduce the policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit. A withdrawal or a requested decrease to face amount generally decreases the death benefit. A requested decrease in face amount reduces the death benefit on the next monthly calculation day by the requested amount of the decrease.

A decrease in the death benefit may have tax consequences

Payment of Proceeds
--------------------------------------------------------------------------------

Surrender, Withdrawal and Death Benefit Proceeds
We will process death benefits, full surrenders and withdrawals at unit values next computed after we receive the written request for surrender or withdrawal, or due proof of death, provided the request is complete and in good order.

Payment of surrender, withdrawal or death proceeds usually will be made in one lump sum within seven days, unless another payment option has been agreed upon by you and us. We will pay interest on death proceeds paid in a lump sum at an interest rate as required by applicable state law. If the state does not specify the interest rate, we will use the rate for insurance benefits left on deposit with us. Payment of the death proceeds, however, may be delayed if the claim for payment of the death benefit needs to be investigated in order to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry.

Payment Amount
We will make a death benefit payment based on the death benefit option in effect at the time. The amount available to apply toward a death benefit is the amount payable under the effective Death Benefit Option plus any Level Term Rider benefits, reduced by any outstanding loans, accrued loan interest and by any charges due.

The amount available for a full surrender is the policy value reduced by any outstanding loans, accrued loan interest and by any charges due. A withdrawal must be at least $500.

Transfer of Policy Value
--------------------------------------------------------------------------------

Telephone Transfers
You may transfer your policy value among the available investment options and make changes to your premium payment allocations by telephone. You may write to VPMO or call VULA between the hours of 8:30 AM and 4:00 PM, Eastern Time. (The appropriate address and telephone number are on page 1.) The Company may discontinue either of these options and may provide other options at any time.

We will execute a written request the Business Day we receive it in good order at VPMO. We will execute transfers on the day you make the request except as noted below.

We do not charge for transfers at this time. However, we reserve the right to charge a fee of $10 for each transfer after your first twelve transfers in a policy year. Should we begin imposing this charge, we would not count transfers made under a Systematic Transfer Program toward the twelve-transfer limit.

You may permit your registered representative to submit transfer requests on your behalf.

Phoenix and Phoenix Equity Planning Corporation ("PEPCO"), our national distributor, will use reasonable procedures to confirm that transfer instructions are genuine. We require verification of account information and will digitally store telephone instructions. You will receive written confirmation of all transfers. Phoenix and PEPCO may be liable for following unauthorized instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that Phoenix and PEPCO reasonably believe to be genuine.

We may modify or terminate your transfer and allocation privileges at any time. You may find it difficult to exercise these privileges during times of extreme market volatility. In such a case, you should submit your request in writing.

Transfer Restrictions
You may make only one transfer per policy year, and only during the first 30 days of the policy year, from the non-loaned portion of the Guaranteed Interest Account unless we agree to make an exception to this rule. The amount you may transfer is limited to the greatest of $1,000, 20% of the value of the non-loaned portion of the Guaranteed Interest Account or the total amount transferred from the Guaranteed Interest Account during the previous policy year. You may transfer policy value into the Guaranteed Interest Account at anytime.

Market Timing and Other Disruptive Trading
--------------------------------------------------------------------------------

We discourage market timing activity, frequent transfers of policy value among investment options and other activity determined to be "Disruptive Trading", as described below. Your ability to make transfers among investment options under the policy is subject to modification if we determine, in our sole opinion, that your exercise of the transfer privilege constitutes "Disruptive Trading" that may disadvantage or potentially harm the rights or interests of other policy owners.

"Disruptive Trading" includes, but is not limited to: frequent purchases, redemptions and transfers; transfers into and then out of an investment option in a short period of time; and transfers of large amounts at one time. The risks and harmful effects of Disruptive Trading include:

.. dilution of the interests of long-term investors in an investment option, if market timers or others transfer into or out of the investment option rapidly in order to take advantage of market price fluctuations;

.. an adverse effect on portfolio management, as determined by portfolio management in its sole discretion, such as causing the underlying fund to maintain a higher level of cash than would otherwise be the case, or causing the underlying fund to liquidate investments prematurely; and

..  increased brokerage and administrative expenses.

To protect our policy owners and the underlying funds from Disruptive Trading, we have adopted certain policies and procedures.

Under our Disruptive Trading policy, we can modify your transfer privileges for some or all of the investment options. Modifications include, but are not limited to, not accepting a transfer request from you or from any person, asset allocation service, and/or market timing service acting on your behalf. We may also limit the amount that may be transferred into or out of any investment option at any one time. Unless prohibited by the terms of your policy, we may (but are not obligated to):

.. limit the dollar amount and frequency of transfers (e.g., prohibit more than one transfer a week, or more than two a month, etc.),

.. restrict the method of making a transfer (e.g., require that all transfers into a particular investment option be sent to our

 Service Center by first class U.S. mail and/or rescind telephone or fax transfer privileges),

.. require a holding period for some investment options (e.g., prohibit transfers into a particular investment option within a specified period of time after a transfer out of that investment option),

.. impose redemption fees on short-term trading (or implement and administer redemption fees imposed by one or more of the underlying funds), or

..  impose other limitations or restrictions.

Currently we attempt to detect Disruptive Trading by monitoring both the dollar amount of individual transfers and the frequency of a policy owner's transfers. With respect to both dollar amount and frequency, we may consider an individual transfer alone or when combined with transfers from other policies owned by or under the control or influence of the same individual or entity. We currently review transfer activity on a regular basis. We also consider any concerns brought to our attention by the managers of the underlying funds. We may change our monitoring procedures at any time without notice.

Because we reserve discretion in applying these policies, they may not be applied uniformly. However, we will use our best efforts to apply these policies uniformly. Consequently, there is a risk that some policy owners could engage in Disruptive Trading while others will bear the effects of their activity.

Currently we attempt to detect Disruptive Trading by monitoring activity for all policies. Possible Disruptive Trading activity may result in our sending a warning letter advising the owner of our concern. We will notify policy owners in writing (by mail to their address of record on file with us) if we limit their trading.

We have adopted these policies and procedures as a preventative measure to protect all policy owners from the potential affects of Disruptive Trading, while recognizing the need for policy holders to have available reasonable and convenient methods of making transfers that do not have the potential to harm other policy owners.

We currently do not make any exceptions to the policies and procedures discussed above to detect and deter Disruptive Trading. We may reinstate telephone and fax transfer privileges after they are revoked, but we will not reinstate these privileges if we have reason to believe that they might be used thereafter for Disruptive Trading.

We cannot guarantee that our monitoring will be 100% successful in detecting and restricting all transfer activity that constitutes Disruptive Trading. Moreover, we cannot guarantee that revoking or limiting a policy owner's telephone and fax transfer privileges will successfully deter all Disruptive Trading. In addition, some of the underlying funds are available to insurance companies other than Phoenix and we do not know whether those other insurance companies have adopted any policies and procedures to detect and deter Disruptive Trading, or if so what those policies and procedures might be. Because we may not be able to detect or deter all Disruptive Trading and because some of these funds are available through other insurance companies, some policy owners may be treated differently than others, resulting in the risk that some policy owners could engage in Disruptive Trading while others will bear the effects of their activity.

Orders for the purchase of underlying fund shares are subject to acceptance by the relevant fund. Phoenix has entered into information sharing agreements with the underlying funds of this variable life insurance product as required by Rule 22c-2 of the Investment Company Act of 1940. The purpose of the information sharing is to provide information to the underlying funds so that they can monitor, warn, and restrict policyholders who may be engaging in disruptive trading practices as determined by the underlying funds. We reserve the right to reject, without prior notice, any transfer request into any investment option if the purchase of shares in the corresponding underlying fund is not accepted for any reason.

We may, without prior notice, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement.

We do not include transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Rebalancing or other similar programs when applying our Disruptive Trading policy.

Systematic Transfer Programs
--------------------------------------------------------------------------------

You may elect a systematic transfer program that we offer under the policy. We reserve the right to change, eliminate or add optional programs subject to applicable laws.

We base transfers under a Systematic Transfer Program on the investment option values next determined following our receipt of your transfer request. You may have only one program in effect at a time.

Dollar Cost Averaging Program
Dollar Cost Averaging periodically transfers policy value from one of the investment options (the "sending investment option") to one or several of the available investment options ("target investment options"). We do not permit Dollar Cost Averaging transfers to or from the Guaranteed Interest Account. You can choose to have us make these transfers monthly, quarterly, semiannually or annually. The minimums you may transfer from the sending investment option are:

 .  $25 monthly                         .  $150 semiannually
 .  $75 quarterly                       .  $300 annually

You must have at least $2,000 in the sending investment option to begin a Dollar Cost Averaging Program. Should the value in the sending investment option fall below the transfer amount, we will transfer the remaining balance and end the Program.

You may start or discontinue this program at any time by submitting a written request to VPMO (see page one). Dollar Cost Averaging does not ensure a profit nor guarantee against a loss in a declining market. You may have only one Dollar Cost Averaging Program in effect at one time. The Dollar Cost Averaging Program is not available while the Asset Rebalancing Program is in effect. We do not charge for this program.

Asset Rebalancing Program
Under this program, we transfer policy value among the investment options to match your chosen allocation percentages. You can choose to have us make these transfers monthly, quarterly, semi-annually or annually. We do not permit transfers to or from the Guaranteed Interest Account.

You may start or discontinue this program at any time by submitting a written request to VPMO (see page one). You may request that we skip a scheduled rebalancing transfer. You may also request a one-time unscheduled rebalancing transfer. The Asset Rebalancing Program does not ensure a profit nor guarantee against a loss in a declining market. You may have only one Rebalancing Program in effect at one time. The Asset Rebalancing Program is not available while the Dollar Cost Averaging Program is in effect. We do not charge for this program.

Policy Loans
--------------------------------------------------------------------------------

You may generally borrow up to 99% of your policy value less any outstanding debt. We will count any outstanding loans and loan interest toward that 99% limit. We do not generally allow loans of less than our minimum loan amount, currently $500.

Policy value for loaned amounts increases at the rate we credit the loaned portion of the Guaranteed Interest Account, whereas non-loaned policy value varies with the investment performance of the chosen investment options or at the rate we credit the non-loaned portion of the Guaranteed Interest Account. Loans can also reduce your policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest when we calculate the death proceeds. The policy's net surrender value available for withdrawal is also reduced by the amount of any outstanding loans and loan accrued interest.

When you take a loan, we will take an amount equal to the loan from your investment options as collateral and deposit it to the "loaned portion" of the Guaranteed Interest Account. You may instruct us how to withdraw policy value from your investment options for deposit to the loaned portion of the Guaranteed Interest Account. If you do not instruct us, we will make the withdrawal in the same manner as for monthly deductions.

We charge interest on the loan at an annual rate, compounded daily and payable in arrears:

Our maximum guaranteed interest rate is 8.00%, however we guarantee the maximum cost to the policy will never exceed 2.00%, (i.e., if we were charging 8.00%, we would credit 6.00%).

At the end of each policy year, all interest due will be treated as a new loan and will be offset by a transfer from your investment options and the non-loaned portion of the Guaranteed Interest Account to the loaned portion of the Guaranteed Interest Account.

We credit the loaned portion of the Guaranteed Interest Account with interest at an annual rate, compounded daily and payable in arrears. At the end of each policy year, or when you repay a loan, the interest credited to the loaned portion of the Guaranteed Interest Account will be transferred to the non-loaned portion of the Guaranteed Interest Account.

You may repay a loan at any time as long as the policy is in force and the insured person is living. We apply loan repayments first to pay any outstanding loan interest. We then apply any remaining amount to reduce the loaned portion of the Guaranteed Interest Account. If you make a loan repayment that exceeds the remaining loan interest and loan balance, we will treat the excess as a premium payment.

We will use any loan repayment we receive during a grace period first to pay any overdue monthly deductions. We will then apply any remaining balance to reduce loan interest and any loans.

Failure to repay a policy loan or to pay loan interest will not terminate the policy unless your policy's net surrender value becomes insufficient to maintain the policy in force.

The proceeds of policy loans may be subject to federal income tax under some circumstances.

A policy loan will have a permanent effect on the policy value because the investment results of the loaned portion of the Guaranteed Interest Account will differ from that of investment options. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable.

Overloan Protection Option
We provide this option by rider attached to the policy automatically when the policy is issued with the Guideline Premium Test. There is no periodic charge for this option; however, as described below, a charge applies when you exercise the option.

This option is designed to prevent a heavily loaned policy from lapsing. You may exercise this option when you make a written request and satisfy the following conditions:

..  The loan balance exceeds the face amount;

..  All outstanding loans were taken under a fixed loan interest option;

..  The policy has been in force for at least 15 years;

..  The insured is at least 65 years old;

..  All premiums paid have been withdrawn by policy withdrawals; and

.. The loan balance is equal to 96% of the policy value. (Any loan in excess of this amount must be repaid at the time you request to exercise this option. This is an out-of -pocket repayment. It does not come from the policy value.)

The determination of whether a policy is eligible to exercise overloan protection will be done monthly, on the monthly calculation date, after policy charges are deducted from the policy value.

When you elect this option, the following actions will occur on the next monthly calculation day.

..  Optional riders in effect, if any, will terminate;

..  We will deduct a one-time transaction charge of 3.5% of the policy value;

.. The death benefit option will permanently change to Death Benefit Option A and no further changes to the death benefit option will be allowed;

..  The face amount will be reduced to the policy value multiplied by 101%;

..  The remaining non-loaned policy value will be transferred to the Guaranteed
   Interest Account. No transfer charge will be assessed for this transfer. No further transfers will be allowed;

..  The death benefit will be the greater of:

  .  the new total face amount, or
  . the greater of the policy value or the loan multiplied by the applicable minimum death benefit percentage.

After this option is exercised, monthly charges will no longer be assessed. Loan interest will continue to accrue but the loan interest rate charged will be equal to the interest rate credited on policy loans. No additional premium payments will be accepted. No additional withdrawals, policy loans or loan repayments will be allowed. Any loan balance and accrued interest will reduce the death benefit payable and the loan interest will continue to accrue. Exercise of this option may result in an income tax liability.

Lapse and Reinstatement
--------------------------------------------------------------------------------

Payment of the initial premium, no matter how large or the payment of additional premiums will not guarantee the policy will remain in force. If you take a withdrawal or a policy loan, it could negatively affect the policy value, and therefore increase the risk of policy lapse.

If, on any monthly calculation day, the policy value, less any outstanding debt, is less than the monthly deduction, we will allow a grace period of 61 days during which you must pay an amount that is sufficient to increase such value on that monthly calculation day to cover three monthly deductions.

If you fail to make the required payment before the 61-day grace period ends, the policy will lapse and expire without value, and will not be reinstated. We will mail you notice at least 30 days before any potential lapse will occur.

The policy will remain in force during the grace period. We apply any premium payment we receive during the grace period, less the premium expense charge, to first pay any monthly deductions due during the grace period. We will apply any excess premium according to your current premium allocation schedule.

The death benefit during the grace period is equal to the death benefit immediately before the grace period begins, less any overdue charges.

Federal Income Tax Considerations
--------------------------------------------------------------------------------

Introduction
This discussion is general in nature and is not intended as income tax advice. We make no attempt to consider any estate and inheritance taxes, or any state, local or other tax laws.

Because this discussion is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the income tax status of any policy. The Internal Revenue Service ("IRS") makes no representation regarding the likelihood of continuation of current federal income tax laws, U.S. Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

The ultimate effect of federal income taxes on values under the Separate Account and on the economic benefit to you or your beneficiary depends on our income tax status and upon the income tax status of the policy owner. Policy owners should consult their own independent tax advisors for advice and information relating to their particular tax situation.

Income Tax Status
We are taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"), as amended. For federal income tax purposes, neither the Separate Account nor the Guaranteed Interest Account is a separate entity from Phoenix Life Insurance Company. PHL Variable Insurance Company and Phoenix Life and Annuity Company and their operations form a part of the Company.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of the Separate Account. Investment income of the Separate Account, including realized net capital gains, is not taxed to us. Due to our income tax status under current provisions of the Code, no charge currently will be made to the Separate Account for our federal income taxes which may be attributable to the Separate Account. We reserve the right to make a deduction for taxes if our federal income tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the income tax treatment to our variable life insurance contracts, or if changes occur in our income tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the Separate Account.

Policy Benefits

Tax Treatment as Life Insurance
In order to be treated as life insurance for federal income tax purposes, the policy must meet certain requirements. If these requirements are met, the death benefits are generally received without federal income tax and the earnings on the policy are not subject to federal income tax until withdrawn. These requirements include definitional tests and rules for diversification of the policy's investments (described below).

There are two definitional tests for life insurance in the Internal Revenue
Code: (1) Cash Value Accumulation Test, and (2) Guideline Premium Test. The selection of the tests is made at issue and cannot be changed thereafter. The choice of test is dependent on several factors, including the insured's age at issue and intention of the owner concerning policy funding patterns. If this policy permits the policy owner to select the applicable test, this selection must be made at issue and cannot be changed.

Under the Cash Value Accumulation Test, there must, at all times, be a minimum ratio of death benefit to cash value. Compliance with the test is based on the policy design at issue. The premiums permitted under this test are based on the death benefit, age and characteristics of the insured and types of riders on the policy.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the policy in relation to the death benefit. The initial premium limit is based on the death benefit, age and characteristics of the insured and types of riders on the policy. The actual premium limits each year will depend on the amount of premiums paid in a prior year. In addition to this premium test, there is also a minimum ratio of death benefit to cash value under the Cash Value Corridor. This Corridor looks to the age of the insured and the cash value each year and may require periodic adjustments in death benefit for compliance. In general, the death benefit required under this test is lower in the early years than that under the Cash Value Accumulation Test.

Death Benefit Proceeds
The policy, whether or not it is a modified endowment contract (see "Modified Endowment Contracts"), should be treated as meeting the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the beneficiary under Code Section 101(a)(1) unless there has been a transfer for valuable consideration or unless the specific requirements relating to Business and Corporate-Owned Policies are not met (see "Business and Corporate-Owned Policies"). Also, a policy owner should not be considered to be in constructive receipt of the cash value, including investment income. However, see the sections below on possible taxation of amounts received under the policy, via full surrender, withdrawal or loan.

As described above, Code Section 7702 imposes certain conditions with respect to premiums received under a policy. We monitor the premiums to assure compliance with such conditions. However, if the premium limitation is exceeded during the year, we may return the excess premium, with interest, to the policy owner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.

Full Surrender
Upon full surrender of a policy for its cash value, the excess, if any, of the cash value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.

Withdrawal
If the policy is classified as a modified endowment contract, withdrawals and other distributions are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. (See the discussion on modified endowment contracts below.) If the policy is not a modified endowment contract, withdrawals are generally not taxable as long as the amount withdrawn does not exceed the total of the premiums paid. There are situations, however, in which a withdrawal, accompanied by a reduction in death benefits can result in current taxation. Under Code Section 7702(f)(7), where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, the policy owner may be taxed on all or a part of that amount distributed. A reduction in death benefits may result from a withdrawal. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. Policyholders should consult with tax advisors in advance of a proposed decrease in death benefits or a withdrawal as to the portion, if any, which would be subject to tax, and in addition as to the impact such withdrawal might have under the rules affecting modified endowment contracts.

Loans
We believe that any loan received under a policy will be treated as your indebtedness. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts. If the policy is not a modified endowment contract, we believe that no part of any loan under a policy will constitute income to you as long as the policy remains in force.

The deductibility by a policy owner of loan interest under a policy is limited under Code Section 264. In most cases, there is no interest deduction permitted, although in limited circumstances, a current deduction may be permitted.

Business and Corporate-Owned Policies
If the policy is owned by an entity engaged in a trade or business, there are Internal Revenue Code provisions that apply to the tax treatment of premiums, policy loan interest, contract earnings and death benefits. No deduction is permitted for premiums paid if the policy owner is a beneficiary under the contract. With limited exceptions, no deduction is allowed for interest paid or accrued on any policy loan. An interest deduction disallowance rule on non-policy interest (e.g., interest relating to a different investment) paid or incurred by the owner may also apply in the case of a policy insuring the life of an individual who is not an owner of the policy owner, or an officer, director, or employee of the policy owner's business.

Death benefits may be subject to income tax unless (1) specified notice and consent provisions are met and (2) criteria are satisfied concerning the relationship between the insured and policy owner or the insured and the death benefits. The policy owner is solely responsible for ensuring that the notice and consent requirements and additional statutory criteria are satisfied. As required by the Internal Revenue Service, the policy owner must also comply with any required annual reporting and recordkeeping requirements. In addition, for certain corporate policy owners, the death benefits and policy earnings may be subject to tax under the corporate alternative minimum tax.

Modified Endowment Contracts

General
A life insurance policy is tested under the "7-pay test" of Code Section 7701A to determine if it is a modified endowment contract "MEC". This test is designed to distinguish policies that have more investment orientation from policies which are less investment oriented. Under this test, there is a premium limit that applies for the first 7 years of the policy and for 7 years after a material change to the policy. If the policy is classified as a MEC, there is no change to the terms of the policy; however, the tax treatment of loans, distributions and decreases is changed from the treatment for non-MEC policies. For a MEC, loans and other distributions will, in general, be taxed to the extent of accumulated income (generally, the excess of cash value over premiums paid).

We will modify your premium payments to determine if the premium paid will exceed the 7-pay limit. If such a payment occurs, we will remove the excess premium from your policy to reverse MEC status and offer you the opportunity to have the excess amounts reapplied. Premiums paid during a policy year but which are removed from the policy, with interest if any, within 60 days after the end of the policy year will be excluded from the 7-pay test. If you chose to have the premiums reapplied to your policy during the same policy year and your policy becomes a MEC, the MEC status cannot be reversed. A life insurance policy received in exchange for a MEC will be treated as a MEC.

Reduction in Benefits During the First Seven Years
If during the first seven policy years, there is a reduction in death benefits or reduction or elimination of any Optional Insurance Benefits previously elected, the 7-pay test is recalculated assuming the lowered death benefits. This recalculation is retroactive back to the beginning of the policy and each premium actually paid is tested against the recalculated limit.

Distributions Affected
If a policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made in anticipation of such failure (defined as specifically including distributions made within two years prior to such failure) are considered distributions under a modified endowment contract.

Penalty Tax
Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, except for distributions that are:

..  made on or after the taxpayer attains age 59 1/2;

..  attributable to the taxpayer's disability (within the meaning of Code
   Section 72(m)(7)); or

.. part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his beneficiary.

Material Change Rules
Any determination of whether the policy meets the 7-pay test will begin again any time the policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, except for an increase that is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven policy years or to the crediting of interest or dividends with respect to these premiums.

A material change may occur at any time during the life of the policy (within the first seven years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

Serial Purchase of Modified Endowment Contracts
All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policy owner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the policy owner.

Limitations on Unreasonable Mortality and Expense Charges
The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to compute permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the policy, unless U.S. Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the Guideline Premium Test are required to be reasonable, as defined by the U.S. Treasury regulations. We will comply with the limitations for calculating the premium we are permitted to receive from you.

Qualified Plans
A policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, you should not use the policy in conjunction with a qualified plan until you have consulted a pension consultant or income tax advisor.

Diversification Standards
To comply with the Diversification Regulations under Code Section 817(h) ("Diversification Regulations"), each contract is required to be adequately diversified. Through the use of separate accounts, a contract can satisfy the diversification requirements as long as on the last day of each calendar quarter the Separate Account's assets be invested in no more than:

..  55% in any one investment

..  70% in any two investments

..  80% in any three investments

..  90% in any four investments

A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Separate Account; therefore, each series will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

We intend to comply with the Diversification Regulations to assure that the policies continue to qualify as life insurance contracts for federal income tax purposes.

Owner Control
For variable contracts, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts. You can allocate Account Values from one fund of the separate account to another but you specifically cannot direct the investments each fund makes. If you have too much "investor control" of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

In 2003, the Internal Revenue Service (IRS) in Revenue Ruling 2003-91, issued formal guidance that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

The Revenue Ruling considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under the variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under this contract, like the contracts described in the Revenue Ruling, there is no arrangement, plan, contract, or agreement between the contract owner and the Company regarding the availability of a particular investment option and, other than the contract owner's right to allocate premium payments and transfer funds among the available investment options, all investment decisions concerning the investment options will be made by us or an advisor in its sole and absolute discretion.

At this time, it cannot be determined whether additional guidance will be provided by the U.S. Treasury on this issue and what standards may be contained in such guidance. Should the U.S. Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment, the Company reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Change of Ownership or Insured or Assignment
Changing the policy owner or the insured or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code
Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. We recommend that any person contemplating such actions seek the advice of an income tax advisor.

Other Taxes
Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. We do not make any representations or guarantees regarding the tax consequences of any policy with respect to these types of taxes.

Withholding
We are required to withhold federal income taxes on the taxable portion of any amounts received under the policy unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. Special withholding rules apply to payments made to nonresident aliens. You are liable for payment of federal income taxes on the taxable portion of any amounts received under the policy. You may be subject to penalties if your withholding or estimated tax payments are insufficient. In 2004, the Department of Treasury ruled that income received by residents of Puerto Rico under a life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax. See Rev. Rul. 2004-74, 2004-31 I.R.B. 109. This ruling is also understood to apply to other nonresident alien policyholders.

The Phoenix Companies, Inc. -
 Legal Proceedings about Company Subsidiaries
--------------------------------------------------------------------------------

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, investor, investment advisor, or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

State regulatory bodies, the Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or "FINRA" (formerly known as the National Association of Securities Dealers, Inc., or NASD), and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

In 2005, the Boston District Office of the SEC conducted a compliance examination of certain of PNX's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.

Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future.

Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific.

These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

Financial Statements
--------------------------------------------------------------------------------

The financial statements of PHLVIC Variable Universal Life Account as of December 31, 2007, and the results of its operations and the changes in its net assets for each of the periods indicated and the consolidated financial statements of PHL Variable Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 are contained in the Statement of Additional Information (SAI), which you can get free of charge by calling the toll free number given on page one. The consolidated financial statements of PHL Variable Insurance Company included herein should be considered only as bearing upon the ability of PHL Variable Insurance Company to meet its obligations under the policies. You should not consider them as bearing on the investment performance of the assets held in the Separate Account or on Guaranteed Interest Account rates that we credit during a guarantee period.

Distribution
--------------------------------------------------------------------------------

The Company has appointed Phoenix Equity Planning Corporation ("PEPCO") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a distribution agreement. PEPCO, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies. The Company reimburses PEPCO for expenses PEPCO incurs in distributing the policies (e.g., commissions payable to retail broker-dealers who sell the policies). PEPCO does not retain any fees under the policies; however, PEPCO may receive 12b-1 fees from the Funds.

PEPCO's principal executive offices are located at 56 Prospect Street, Hartford, Connecticut 06103. PEPCO is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, or FINRA.

PEPCO and the Company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the FINRA, and with entities that may offer the policies but are exempt from registration. Applications for the policy are solicited by registered representatives who are associated persons of such broker-dealer firms. Those representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products. The Company intends to offer the policy in all jurisdictions where it is licensed to do business and where the policy is approved. The policies are offered on a continuous basis.

Compensation. Broker-dealers having selling agreements with PEPCO and the Company are paid compensation for the promotion and sale of the policies. Registered representatives who solicit sales of the policy typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representatives. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

Compensation paid on the policies, as well as other incentives or payments, is not assessed as an additional direct charge to policy owners or the Separate Account. Instead, you pay for sales and distribution expenses through overall charges and fees assessed under your policy. For example, front end sales charges, per thousand sales loads, and /or any profits the Company may realize through assessing the mortality and expense risk charge under your policy may be used to pay for sales and distribution expenses. We may also pay for sales and distribution expenses out of any payments the Company or PEPCO may receive from the Funds for providing administrative, marketing and other support and services to the Funds.

The amount and timing of overall compensation, which includes both commissions and the additional compensation as outlined below, may vary depending on the selling and other agreements in place. The additional compensation or reimbursement we pay to certain broker-dealers may be paid in the form of flat fees. However, these payments may be represented as a percentage of expected premium payments. Sales commissions will be paid to registered representatives on purchase payments we receive under these policies. We will pay a maximum total sales commission of up to 112% of target premium payments up to the commission target premium in the first policy year, up to 20% of the premium in excess of this amount; and will pay up to 20% of premium payments up to the commission target premium in the following years.

Percentage of Premium Payment. We generally pay compensation as a percentage of premium payments invested in the policy ("commissions"). In addition, we pay periodic asset-based commission based on all or a portion of the policy value. The amount of commissions we pay may vary depending on the selling agreement.

Promotional Incentives and Payments. To the extent permitted by FINRA rules and other applicable laws and regulations, PEPCO may pay or allow other promotional incentives or payments in the firm of cash or other compensation.

Preferred Distribution Arrangements. The Company and PEPCO have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and PEPCO pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the company's products. The payments are made from the Company's general assets and they may be significant. The broker-dealer may realize a profit on these payments. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on: aggregate, net or anticipated sales of the policies; total assets attributable to sale of the policies by registered representatives of the broker-dealer firm; the length of time that a policy owner has owned the policy; meeting certain sales thresholds; and/or actual or anticipated overhead expenses incurred by the broker-dealer firms in offering the Policies and other variable insurance products offered by the Company or its affiliates. Compensation under these arrangements may be in the form of one-time or periodic lump sum payments. The Company and PEPCO have entered into such arrangements with State Farm VP Management Corporation, Merrill Lynch, Pierce, Fenner & Smith, Inc., Wachovia Securities, Woodbury Securities, AXA Network, A.G. Edwards & Sons, Inc., LPL Financial Services and certain of its affiliates, National Financial Partners, FFR Financial and Insurance Services, and Crump Group, Inc.

APPENDIX A - Investment Options
--------------------------------------------------------------------------------


                   Fund Name                                        Investment Objective
AIM V.I. Capital Appreciation Fund                Growth of capital








------------------------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                          Seeks to replicate, as closely as possible, before the
                                                  deduction of expenses, the performance of the
                                                  Standard & Poor's 500 Composite Stock Price Index,
                                                  which emphasizes stocks of large U.S. companies
------------------------------------------------------------------------------------------------------------
DWS Small Cap Index VIP                           Seeks to replicate, as closely as possible, before the
                                                  deduction of expenses, the performance of the Russell
                                                  2000(R) Index, which emphasizes stocks of small US
                                                  companies.
------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II  Current income by investing primarily in a diversified portfolio of U.S. government and government agency
                                                  securities
------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                High current income by investing primarily in a
                                                  professionally managed, diversified portfolio of high
                                                  yield, lower rated corporated bonds (also known as
                                                  "Junk Bonds")
------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio              Long-term capital appreciation
------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio       Capital growth
------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                     Capital appreciation
------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio      As high a level of current income as is consistent with
                                                  the preservation of capital

------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund                   Maximize income while maintaining prospects for
                                                  capital appreciation
------------------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio              High current income and the opportunity for capital
                                                  appreciation to produce a high total return
------------------------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio           Long-term growth of capital and income without
                                                  excessive fluctuations in market value
------------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio               Capital appreciation through investments, primarily in
                                                  equity securities which are believed to be undervalued
                                                  in the marketplace
------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                     Capital appreciation with income as a secondary goal
------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Small Cap Growth Portfolio   Long term capital growth

------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio           Long term growth of capital; current income is a
                                                  secondary goal
------------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA          Capital appreciation by investing in securities of well-
                                                  known, established companies
------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA             Long-term capital appreciation by investing in
                                                  securities of foreign insurers, "growth-type"
                                                  companies, cyclical industries and special situations
------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small-Cap Fund/VA         Capital appreciation
------------------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                     Intermediate and long-term capital appreciation with
                                                  income as a secondary consideration
------------------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series                  Dividend growth, current income and capital
                                                  appreciation
------------------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                     Capital appreciation

------------------------------------------------------------------------------------------------------------
Phoenix Money Market Series                       As high a level of current income as is consistent with
                                                  the preservation of capital and maintenance of liquidity
------------------------------------------------------------------------------------------------------------

                   Fund Name                               Investment Advisor / Subadvisor
AIM V.I. Capital Appreciation Fund                Invesco Aim Advisors, Inc.
                                                  Subadvisor(s): Invesco Trimark Investment
                                                   Management Inc.; Invesco Global Asset
                                                   Management (N.A.), Inc.; Invesco Institutional
                                                   (N.A.), Inc.; Invesco Senior Secured Management,
                                                   Inc.; Invesco Hong Kong Limited; Invesco Asset
                                                   Management Limited; Invesco Asset Management
                                                   (Japan) Limited; Invesco Asset Management
                                                   Deutschland, GmbH; and Invesco Australia Limited
----------------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                          Deutsche Asset Management Americas Inc.
                                                   Subadvisor: Northern Trust Investments, N.A


----------------------------------------------------------------------------------------------------
DWS Small Cap Index VIP                           Deutsche Asset Management Americas Inc.
                                                   Subadvisor: Northern Trust Investments, N.A


----------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II  Federated Investment Management Company


----------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                Federated Investment Management Company



----------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio              Fidelity Management and Research Company
----------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio       Fidelity Management and Research Company
----------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                     Fidelity Management and Research Company
----------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio      Fidelity Management and Research Company
                                                   Subadvisor: Fidelity Investments Money
                                                    Management, Inc.
----------------------------------------------------------------------------------------------------
Franklin Income Securities Fund                   Franklin Advisers, Inc.

----------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio              Lord, Abbett & Co. LLC

----------------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio           Lord, Abbett & Co. LLC

----------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio               Lord, Abbett & Co. LLC


----------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                     Franklin Mutual Advisers, LLC
----------------------------------------------------------------------------------------------------
Neuberger Berman AMT Small Cap Growth Portfolio   Neuberger Berman Management Inc.
                                                   Subadvisor: Neuberger Berman, LLC
----------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio           Neuberger Berman Management Inc.
                                                   Subadvisor: Neuberger Berman, LLC
----------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA          OppenheimerFunds, Inc.

----------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA             OppenheimerFunds, Inc.


----------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small-Cap Fund/VA         OppenheimerFunds, Inc.
----------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                     Phoenix Variable Advisors, Inc.
                                                   Subadvisor: Harris Investment Management, Inc.
----------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series                  Phoenix Variable Advisors, Inc.
                                                   Subadvisor: Phoenix Investment Counsel, Inc.
----------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                     Phoenix Variable Advisors, Inc.
                                                   Subadvisor: Neuberger Berman Management, Inc.
----------------------------------------------------------------------------------------------------
Phoenix Money Market Series                       Phoenix Variable Advisors, Inc.
                                                   Subadvisor: Goodwin Capital Advisers, Inc.
----------------------------------------------------------------------------------------------------

APPENDIX A - Investment Options
--------------------------------------------------------------------------------


                     Fund Name                                       Investment Objective
Phoenix Multi-Sector Fixed Income Series             Long-term total return

------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series             Long-term total return

------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Short Term Bond Series          High current income while attempting to limit changes
                                                     in the series' net asset value per share caused by
                                                     interest rate changes
------------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series                  High total return consistent with prudent investment
                                                     risk


------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                High total return consistent with reasonable risk

------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                Long-term capital growth

------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series  Capital appreciation and income with approximately equal emphasis

------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series       Long-term capital appreciation with current income as
                                                     a secondary investment objective
------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series     Long-term capital appreciation by investing primarily
                                                     in small-capitalization stocks that appear to be
                                                     undervalued with current income as a secondary
                                                     investment objective
------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series                   Long-term capital appreciation with current income as
                                                     a secondary consideration

------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series           High total return


------------------------------------------------------------------------------------------------------------
PIMCO CommodityRealReturn/TM/ Strategy Portfolio     Seeks maximum real return consistent with prudent
                                                     investment management
------------------------------------------------------------------------------------------------------------
PIMCO Real Return Portfolio                          Seeks maximum real return, consistent with
                                                     preservation of real capital and prudent investment
                                                     management
------------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio                         Seeks maximum total return, consistent with
                                                     preservation of capital and prudent investment
                                                     management
------------------------------------------------------------------------------------------------------------
Sentinel VPT Balanced Fund                           Seeks a combination of growth of capital and current
                                                     income, with relatively low risk and relatively low
                                                     fluctuations in value
------------------------------------------------------------------------------------------------------------
Sentinel VPT Bond Fund                               Seeks high current income while seeking to control
                                                     risk
------------------------------------------------------------------------------------------------------------
Sentinel VPT Common Stock Fund                       Seeks a combination of growth of capital, current
                                                     income, growth of income and relatively low risk as
                                                     compared with the stock market as a whole
------------------------------------------------------------------------------------------------------------
Sentinel VPT Mid Cap Growth Fund                     Seeks growth of capital
------------------------------------------------------------------------------------------------------------
Sentinel VPT Small Company Fund                      Seeks growth of capital
------------------------------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio                Seeks investment results that correspond to the total
                                                     return performance of U.S. common stock, as
                                                     represented by the S&P MidCap 400 Index
------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund         Long-term capital appreciation
------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund                    Long-term capital growth
------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                     Long-term capital growth
------------------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income Portfolio           Capital appreciation and current income
------------------------------------------------------------------------------------------------------------
Wanger International Select                          Long-term growth of capital
------------------------------------------------------------------------------------------------------------
Wanger International                                 Long-term growth of capital
------------------------------------------------------------------------------------------------------------
Wanger Select                                        Long-term growth of capital
------------------------------------------------------------------------------------------------------------
Wanger USA                                           Long-term growth of capital
------------------------------------------------------------------------------------------------------------

                     Fund Name                                 Investment Advisor / Subadvisor
Phoenix Multi-Sector Fixed Income Series             Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series             Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Short Term Bond Series          Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc.

---------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series                  Phoenix Variable Advisors, Inc.
                                                      Subadvisors: Goodwin Capital Advisers, Inc. (fixed
                                                       income portion) Phoenix Investment
                                                       Counsel, Inc. (equity portion)
---------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Aberdeen Asset Management Inc.
---------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Fred Alger Management, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series  Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Duff & Phelps Investment
                                                       Management Company
---------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series       Phoenix Variable Advisors, Inc.
                                                      Subadvisor: AllianceBernstein L.P.
---------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series     Phoenix Variable Advisors, Inc.
                                                      Subadvisor: AllianceBernstein L.P.


---------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series                   Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Morgan Stanley Investment
                                                       Management Inc., d/b/a Van Kampen
---------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series           Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Morgan Stanley Investment
                                                       Management Inc., d/b/a Van Kampen
---------------------------------------------------------------------------------------------------------
PIMCO CommodityRealReturn/TM/ Strategy Portfolio     Pacific Investment Management Company LLC

---------------------------------------------------------------------------------------------------------
PIMCO Real Return Portfolio                          Pacific Investment Management Company LLC


---------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio                         Pacific Investment Management Company LLC


---------------------------------------------------------------------------------------------------------
Sentinel VPT Balanced Fund                           Sentinel Asset Management, Inc.


---------------------------------------------------------------------------------------------------------
Sentinel VPT Bond Fund                               Sentinel Asset Management, Inc.

---------------------------------------------------------------------------------------------------------
Sentinel VPT Common Stock Fund                       Sentinel Asset Management, Inc.


---------------------------------------------------------------------------------------------------------
Sentinel VPT Mid Cap Growth Fund                     Sentinel Asset Management, Inc.
---------------------------------------------------------------------------------------------------------
Sentinel VPT Small Company Fund                      Sentinel Asset Management, Inc.
---------------------------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio                Summit Investment Partners, Inc.


---------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund         Templeton Asset Management Ltd.
---------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund                    Templeton Investment Counsel, LLC
---------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                     Templeton Global Advisors Limited
---------------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income Portfolio           Morgan Stanley Investment Management Inc.
---------------------------------------------------------------------------------------------------------
Wanger International Select                          Columbia Wanger Asset Management, L.P.
---------------------------------------------------------------------------------------------------------
Wanger International                                 Columbia Wanger Asset Management, L.P.
---------------------------------------------------------------------------------------------------------
Wanger Select                                        Columbia Wanger Asset Management, L.P.
---------------------------------------------------------------------------------------------------------
Wanger USA                                           Columbia Wanger Asset Management, L.P.
---------------------------------------------------------------------------------------------------------

      [LOGO]

      PHL Variable Insurance Company
      PO Box 22012
      Albany, NY 12201-2012

--------------------------------------------------------------------------------



Additional information about Phoenix Executive VUL(R) (the "Policy") and the PHLVIC Variable Universal Life Account (the "Separate Account") is contained in
the Policy's Statement of Additional Information ("SAI") dated [      ], 2008,
which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus.
The SAI, personalized illustrations of death benefits and net surrender values are available, without charge, upon request. Inquiries and requests for the SAI and other requests should be directed in writing to Phoenix Variable Products Mail Operations, PO Box 8027, Boston, MA 02266-8027, or by telephone
(800) 541-0171, or you can download copies from The Phoenix Companies, Inc. web site at PhoenixWM.com.
Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You can obtain information on the operation of the Public Reference Room by calling the SEC at
(202) 551-8090. Reports and other information about the Separate Account are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC Public Reference Section, 100 F Street, NE, Room 1580, Washington, DC 20549.
PHL Variable Insurance Company
A member of The Phoenix Companies, Inc.
PhoenixWM.com
08XVUL
Investment Company Act File No. 811-09065

[logo] PHOENIX WEALTH MANAGEMENT(R)

                     (C) 2008 The Phoenix Companies, Inc.    /-08

                                    PART B

--------------------------------------------------------------------------------
                           Phoenix Executive VUL(R)
--------------------------------------------------------------------------------

                    PHLVIC Variable Universal Life Account

                   Issued by: PHL Variable Insurance Company

 Statement of Additional Information                           [      ], 2008

                               -----------------

                  Variable Universal Life Insurance Policies

This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the Phoenix Executive VUL(R) prospectus of the same date. You may obtain a copy of the prospectus without charge by writing us at the address given below. Defined terms used in the current prospectus are incorporated herein by reference.

                               -----------------

                               Table of Contents

                                              Page
                                              ----

PHL Variable Insurance Company...............    2

The Separate Account.........................    2

The Policy...................................    3

Services.....................................    3

Underwriter..................................    4

Performance History..........................    4

Safekeeping of the Separate Account's Assets.    5

State Regulation.............................    5

Reports......................................    6

Experts......................................    6

Separate Account Financial Statements........ SA-1

Company Financial Statements.................  F-1

                               -----------------

If you have any questions, please
contact us at:


                                                                              [GRAPHIC]
                                                                                         Phoenix Variable Products
                                                                                         Mail Operations ("VPMO")
                                                                                         P.O. Box 8027
                                                                                         Boston, MA 02266-8027




                                                                              [GRAPHIC]
                                                                                         Variable and Universal Life
                                                                                         Administration ("VULA")
                                                                                         (800) 541-0171

PHL Variable Insurance Company
--------------------------------------------------------------------------------

PHL Variable Insurance Company ("PHL Variable") sells variable life insurance and annuity products to individual and institutional customers. PHL Variable is organized as a Connecticut stock company. It was incorporated in Connecticut on July 15, 1981. PHL Variable is a wholly-owned subsidiary of Phoenix Life Insurance Company, a New York stock life insurance company, which, in turn, is a wholly-owned subsidiary of The Phoenix Companies, Inc., a publicly traded Delaware corporation. Our executive and administrative office is at One American Row, Hartford, CT 06103-2899.

The Separate Account
--------------------------------------------------------------------------------

PHL Variable established the PHLVIC Variable Universal Life Account ("Separate Account") as a separate account under Connecticut insurance law on September 10, 1998. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") under which it meets the definition of a "separate account."

The Separate Account purchases shares in mutual funds called "underlying funds." The Separate Account is divided into sections called "investment options." There is a corresponding investment option for each underlying fund in which the Separate Account invests. You do not invest directly in the underlying funds. Instead, the account value you allocate to the Separate Account purchases "units" of the Separate Account. The units are allocated to the investment option of your choice. Each time you buy units of the Separate Account, the Separate Account purchases shares of the corresponding underlying fund. The value of your units will vary. Please refer to "Determination of Investment Option Values" located in this section for more details on unit values.

The shares of the underlying funds are not offered for sale to the general public. The underlying funds are used exclusively in variable life insurance and annuity products. The underlying funds will perform differently than mutual funds offered to the general public because the underlying funds may not make the same investments or have the same charges as mutual funds available to the general public.

PHL Variable does not guarantee the investment performance of the Separate Account or any of its investment options. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. As policy owner, you bear the full investment risk for all monies invested in the Separate Account.

All income, gains or losses, credited to or charged against the Separate Account reflect the Separate Account's own investment experience and not the investment experience of PHL Variable's other assets. The assets of the Separate Account may not be used to pay liabilities of PHL Variable other than those arising from the variable life insurance policies issued by the Separate Account.

Reinvestment and Redemption
All dividend distributions of a fund are automatically reinvested in shares of the fund at their net asset value on the date of distribution; any capital gains distributions of a fund are likewise reinvested at the net asset value on the record date. PHL Variable redeems fund shares at their net asset value to the extent necessary to make payments under the policy.

Substitution of Investments
We reserve the right to make additions to, deletions from, or substitutions for the investments held by the Separate Account, subject to compliance with the law as currently applicable or as subsequently changed.

If the shares of any of the portfolios of a fund should no longer be available for investment, or, if in our judgment, further investment in shares of any of the portfolios becomes inappropriate in view of the objectives of the policy, then we may substitute shares of another fund for shares already purchased, or to be purchased in the future. No substitution of fund shares held by the Separate Account may take place without prior approval of the SEC and prior notice to you. In the event of a substitution, you will be given the option of transferring the policy value from the affected investment option to another investment option without penalty.

Determination of Investment Option Values
We establish the unit value of each investment option on the first business day of that investment option. The unit value of an investment option on any other business day is determined by multiplying the unit value of that investment option on the previous business day by the net investment factor for that investment option for the then current business period. The unit value of each investment option on a day other than a business day is the unit value on the next business day. Unit values are carried to six decimal places. The unit value of each investment option on a business day is determined at the end of that day.

The net investment factor for each investment option is determined by the investment performance of the assets held by the investment option during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:

                           (A) + (B)
                           ----------- - (D)  where:
                              (C)

(A) =The value of the assets in the investment option on the current business day, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current business period.

(B) =The amount of any dividend (or, if applicable, any capital gain distribution) received by the investment option if the "ex-dividend" date for shares of the fund occurs during the current business period.

(C) =The value of the assets in the investment option as of the just prior business day, including accrued net investment income and realized and unrealized capital gains and losses, and including the value of all transactions during the business period ending on that date.

(D) =Any charges for taxes on income and capital gains plus charges for changes in tax reserves for the current business period, per $1 of assets in the investment option. These charges will only be deducted if, in the future, the Separate Account becomes liable for them.

The Policy
--------------------------------------------------------------------------------

The number of units credited to a investment option of the Separate Account will be determined by dividing the portion of the net premium applied to that investment option by the unit value of the investment option on the payment date.

Policies sold to officers, directors and employees of Phoenix (and their spouses and children) will be credited with an amount equal to the first-year commission that would apply on the amount of premium contributed. This option is also available to career agents of Phoenix (and their spouses and children).

The Contract
The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of PHL Variable can agree to change or waive any provisions of the policy.

Suicide
We will stop and void the policy if the insured person commits suicide within two years from the date the policy is issued or a change requiring evidence of insurability is made. We will then return the policy value less any outstanding loans and refund any monthly deductions other than fees and charges.

Incontestability
Except in some states for fraud, we may not contest this policy or any attached rider after it has been in force for 2 years provided the person insured is alive during that time.

Misstatement of Age or Sex
If you incorrectly state the age or gender of the insured person we will adjust the death benefit to reflect the correct cost of insurance rate. The adjusted death benefit will equal the coverage our most recent cost of insurance deduction would provide based on the correct personal information.

Surplus
This nonparticipating policy does not pay dividends. You will not share in PHL Variable's surplus earnings.

Reduction in Charges
Each policy is available for purchase by individuals and groups. We may reduce or eliminate the mortality and expense risk charge, monthly administrative charge, monthly cost of insurance charges, surrender charges, if any, or other charges normally assessed where we expect that the factors below will result in savings of sales, underwriting, administrative or other costs.

Eligibility for the amount of these reductions will be determined by a number of factors including:

..  the number of insureds,

..  total premiums expected to be paid,

..  total assets under management for the policyowner,

..  the nature of the relationship among individual insureds,

..  the purpose for which the policies are being purchased,

.. where there is a preexisting relationship with us, such as being an employee of PHL Variable or its affiliates and their spouses; or employees or agents who retire from PHL Variable or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements,

.. internal transfers from other policies or contracts issued by the company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the company or an affiliate, and

.. other circumstances which in our opinion are rationally related to the expected reduction in expenses.

Any variations in the charge structure will be determined in a uniform manner, reflecting differences in costs of services and not unfairly discriminatory to policyholders.

Services
--------------------------------------------------------------------------------

Servicing Agent
The Phoenix Edge Series Fund reimburses Phoenix Life Insurance Company for various shareholder services provided by the Variable Product Operations area, located at 31 Tech Valley Drive, East Greenbush, NY 12061. The functions performed include investor inquiry support, shareholder trading, confirmation of investment activity, quarterly statement processing and Web/Interactive Voice Response trading. The rate of reimbursement for 2008 is 0.058% of the fund's average daily net assets. The total administrative service fees paid by the fund for the last three fiscal years follows:

                            Year Ended
                           December 31,   Fee Paid
                               2005     $1.9 Million
                               2006     $1.5 Million
                               2007     $1.7 Million

Other Service Providers
Under a contract with Phoenix Life Insurance Company ("PLIC"), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the policy owner, for use in conjunction with the policy. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:

                              Year Ended
                             December 31, Fee paid
                                 2005     $86,000
                                 2006     $101,000
                                 2007     $95,000

Under a contract with PLIC, Tata Consulting Services augments PLIC's U.S. based staff with processing premium payments, investment option transfers, asset allocation changes, changes of address, and issuance of new variable annuity business. The fees paid for these services for the last three fiscal years follow:

                             Year Ended
                            December 31,  Fee Paid
                                2005     $159,779.94
                                2006     $177,316.43
                                2007     $352,306.86

Under an Administrative and Accounting Services Agreement between PNC Global Investment Servicing ("PNCGIS," formerly known as PFPC, INC.) and the Company, PNCGIS provides certain services related to the Separate Account. These services include computing investment option unit value for each investment option of the Separate Account on each valuation date, preparing annual financial statements for the Separate Account, filing the Separate Account annual reports on Form N-SAR with the SEC, and maintaining certain books and records required by law on behalf of the Separate Account. The Company pays PNCGIS fees for these services. The total fee includes a flat annual charge per investment option, an annual base fee for the company and its affiliates utilizing the services, and license and service fees for certain software used in providing the services. During the last three fiscal years, the Company and insurance company affiliates of the Company have paid PNCGIS the fees listed below for services provided to the Separate Account, other investment options of the Company, and investment options of insurance company affiliates of the Company.

                            Year Ended
                           December 31,   Fee Paid
                               2005     $548,916.200
                               2006     $537,086.622
                               2007     $560,416.07

Underwriter
--------------------------------------------------------------------------------

Phoenix Equity Planning Corporation ("PEPCO") is the principal underwriter and national distributor for the policies pursuant to an underwriting agreement dated November 1, 2000. Its principal business address is One American Row, Hartford, CT 06103-2899. PEPCO is a directly wholly owned subsidiary of Phoenix Investment Partners, Inc. ("PXP"). PXP is an indirectly owned subsidiary of PNX. PEPCO is an affiliated subsidiary of both the Separate Account and Phoenix.

PEPCO, an affiliate of Phoenix, as underwriter, offers these policies on a continuous basis. PEPCO is not compensated for any underwriting commissions. All underwriting commission costs are borne directly by Phoenix. The basis of the mortality rates guaranteed in the policy is the 1980 Commissioners' Standard Ordinary Mortality Table, adjusted for risk classifications.

Performance History
--------------------------------------------------------------------------------

Yield of the Phoenix Money Market Series. We calculate the yield of the Phoenix Money Market Series for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share of the series at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. We assume no policy charges were deducted from the hypothetical account. The end value minus the initial value gives us the net change in value for the hypothetical account.
The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the investment option. We carry results to the nearest hundredth of one percent.

Example Calculation:
The following example of a return/yield calculation for the Phoenix Money Market Series is based on the 7-day period ending December 31, 2007:


 Value of hypothetical pre-existing account with exactly one unit at the beginning of the period:....................................... $1.000000
 Value of the same account (excluding capital changes) at the end of the 7-day period:.................................................. $1.000792
 Calculation:
 Ending account value................................................ $1.000792
   Less beginning account value...................................... $1.000000
   Net change in account value....................................... $0.000792
 Base period return:
   (adjusted change/beginning account value)......................... $0.000791
 Current annual yield = return x (365/7) =...........................     4.12%
 Effective annual yield = [(1 + return)/365/7/] - 1 =................     4.21%

The current yield and effective yield information will fluctuate. Yield and return information may not provide a suitable basis for comparison with bank deposits or other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Account level.

Total Return: We will usually advertise the average annual total return for an investment option calculated for one year, three years, five years, ten years and since the inception date of the underlying portfolio. We assume the reinvestment of all distributions at net asset value but do not account for the deduction of any of the daily or monthly charges made under the policy.

Non-standardized performance is the compounded return for the time period indicated, net of all fund level fees. Returns for the periods greater than one year are annualized. Non-standardized performance does not include the effects of product charges, including any or all of the following: issue, sales and tax charges; mortality and expense risk fees; cost of insurance charges; administrative and transfer fees; and surrender charges. If these charges were reflected in these returns, performance would be significantly lower than shown. Please obtain a personalized illustration by contacting your registered representative. The illustration will show all applicable policy charges deducted, including the cost of insurance.

Since investment option performance fluctuates, the policy value, when redeemed, may be worth more or less than your original investment. Withdrawals will affect the policy value and death benefit. You may obtain a copy of the most up-to-date performance numbers from your registered representative. We may include information about a series' or an advisor's investment strategies and management style in advertisements, sales literature and other communications. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may advertise all or part of a series' portfolio holdings, including holdings in specific industries. A fund may also separately illustrate the income and capital gains portions of a series' total return. A fund may also advertise performance by dividing returns into equity and debt components.

A series may compare its returns to any of a number of well-known benchmarks of market performance; including, but not limited to:

  The Dow Jones Industrial Average/SM /("DJIA")
  CS First Boston High Yield Index
  Citigroup Corporate Index
  Citigroup Government Bond Index
  Standard & Poor's 500(R) Index ("S&P 500")

Each investment option may include its yield and total return in advertisements or communications with current or prospective contract owners. Each investment option may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

  Lipper Analytical Services
  Morningstar, Inc.
  Thomson Financial

A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

  Barron's
  Business Week
  Changing Times
  Consumer Reports
  Financial Planning
  Financial Services Weekly
  Forbes
  Fortune
  Investor's Business Daily
  Money
  The New York Times
  Personal Investor
  Registered Representative
  U.S. News and World Report
  The Wall Street Journal

The DJIA is an unweighted index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA .

The S&P 500 is a free-float market capitalization-weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. stock market performance. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the DJIA) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

The funds' annual reports, available upon request and without charge, contain a discussion of the performance of the funds and a comparison of that performance to a securities market index. You may obtain an Annual Report by contacting your registered representative or us at the address on page one.

Safekeeping of the Separate
Account's Assets
--------------------------------------------------------------------------------

We hold the Separate Account's assets separate and apart from our General Account. We maintain records of all purchases and redemptions of shares of the funds.

State Regulation
--------------------------------------------------------------------------------

We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Insurance Commissioner. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which we do insurance business.

State regulation includes certain limitations on the investments which we may make, including investments for the Separate Account and the Guaranteed Interest Account. This regulation does not include any supervision over the investment policies of the Separate Account.

Reports
--------------------------------------------------------------------------------

We will furnish policy owners with all reports required by the 1940 Act and related regulations or by any other applicable law or regulation.

Experts
--------------------------------------------------------------------------------

The financial statements of PHLVIC Variable Universal Life Account as of December 31, 2007 and the results of its operations and the changes in its net assets for each of the periods indicated and the consolidated financial statements of PHL Variable Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 included in the prospectus and this Statement of Additional Information have been so
included in reliance on the reports of [              ] LLP, an independent
registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The principal business address of
[            ] is [            ].

[              ], Counsel, Phoenix Life Insurance Company, has provided advice on certain matters relating to the federal securities and state regulations laws, respectively, in connection with the contracts described in the prospectus.

        Financial Statements of PHLVIC Variable Universal Life Account

                           To Be Filed by Amendment

            Financial Statements of PHL Variable Insurance Company

                           To Be Filed by Amendment

                                     Part C

                                Other Information

Item 26. Exhibits.

(a)  Board of Directors Resolution.

     Resolution of the Board of Directors of PHL Variable Insurance Company (the "Depositor") establishing the PHLVIC Variable Universal Life Account is incorporated by reference to Registrant's Initial Form S-6 (File No. 333-65823) on October 16, 1998.

(b)  Custodian Agreements.

     Not applicable.

(c)  Underwriting Contracts.

     (1) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation, dated November 1, 2000 is incorporated by reference to Registrant's Post-Effective Amendment No. 5 (File No. 333-81458), filed via EDGAR on April 30, 2004.

     (2) Form of Broker Dealer Supervisory and Service Agreement among Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119916), filed via EDGAR on February 9, 2005.

(d)  Contracts.

     To be filed by amendment

(e)  Applications.

     To be filed by amendment

(f)  Depositor's Certificate of Incorporation and Bylaws.

     (1) Amended and Restated Certificate of Incorporation of PHL Variable Insurance Company is incorporated by reference to Registrant's Form S-6 (File No. 333-81458), filed via EDGAR on January 28, 2002.

     (2) Bylaws of PHL Variable Insurance Company as amended and restated effective May 16, 2002 is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

(g)  Reinsurance Contracts.

To be filed by amendment

(h)  Participation Agreements.

     (1) Amended and Restated Fund Participation Agreement dated April 4, 2008 among PHL Variable Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management LLP and Columbia Management Distributors, Inc. is incorporated by reference to Post-Effective Amendment No. 8 on Form N-4 (File No. 333-123040), filed via EDGAR on April 30, 2008.

     (2) (a) Participation Agreement as of May 1, 2000 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company, and PHL Variable Insurance Company, is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

          (b) Amendment to Participation Agreement as of May 1, 2000 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company and PHL Variable Insurance Company, is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6
          (File No. 333-81458), filed via EDGAR on April 30, 2004.

          (c) Amendment to Participation Agreement as of May 3, 2004 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL

          Variable Insurance Company is incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

          (d) Amendment No. 3 to Participation Agreement as of May 1, 2006, by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL Variable Insurance Company is incorporated by reference to Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

          (e) Amendment No. 4 to Participation Agreement as of May 1, 2007, by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Equity Planning Corporation is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-146301) filed via EDGAR on December 21, 2007.

          (f) Amendment No. 5 to Participation Agreement as of March 1, 2008 by and among Franklin Templeton Variable Insurance Products Trust, Franklin / Templeton Distributors, Inc., PHL Variable Insurance Company, Phoenix Life Insurance, Phoenix Life and Annuity Company and Phoenix Equity Planning Corporation is incorporated by reference to Form N-4 (File No. 333-147565), Pre-Effective Amendment No. 1, filed via EDGAR on April 4, 2008.

     (3) Fund Participation Agreement dated July 15, 1999, among PHL Variable Insurance Company, Insurance Series, and Federated Securities Corp. is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

     (4) (a) Fund Participation Agreement dated July 19, 1999 among BT Insurance Funds Trust, Bankers Trust Company, and PHL Variable Insurance Company is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

          (b) Amendment No. 1 to the Participation Agreement dated April 20, 2001 among Deutsche Asset Management VIT Funds (formerly, BT Insurance Funds Trust), Bankers Trust Company and PHL Variable Insurance Company is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

          (c) Amendment No. 2 to the Participation Agreement dated October 29, 2001 among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and PHL Variable Insurance Company is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

          (d) Amendment No. 3 dated February 1, 2008 to the Fund Participation Agreement dated July 19, 1999 among PHL Variable Insurance Company, DWS Investments VIT Funds (formerly, Deutsche Asset Management VIT Funds and BT Insurance Funds Trust) and Deutsche Investment Management Americas Inc. (successor by merger to Deutsche Asset Management, Inc.) is incorporated by reference to Post-Effective Amendment No. 118 on Form N-4 (File No. 333-123040), filed via EDGAR on April 30, 2008.

     (5) Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc. and Morgan Stanley Investment Management. Inc. is incorporated by reference to Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

     (6) Amended and Restated Participation agreement dated April 1, 2008 by and among PHL Variable Insurance Company, Fidelity Distributors Corporation, and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, and Variable Insurance Products Fund IV and Variable Insurance Products Fund V is incorporated by reference to Form N-4 (File No. 333-147565), Pre-Effective Amendment No. 1, filed via EDGAR on April 4, 2008.

     (7) (a) Participation Agreement dated March 29, 2001 among PHL Variable Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. is incorporated by reference to Post-Effective Amendment No. 9 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

          (b) Amendment No. 1 to Participation Agreement dated February 1, 2008 by and among AIM Variable Insurance Funds, AIM Distributors, Inc., PHL Variable Insurance Company and Phoenix Equity Planning Corporation is incorporated by reference to Form N-4 (File No. 333-147565), Pre-Effective Amendment No.1, filed via EDGAR on April 4, 2008.

     (8) (a) Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, Oppenheimer Variable Account Funds and OppenheimerFunds, Inc. is incorporated by reference to Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on
          August 14, 2006.

          (b) Amendmend No. 1 to Participation Agreement dated February 1, 2008 among Oppenheimer Variable accounts Funds, Oppenheimer Funds, Inc. and PHL Variable Insurance Company incorporated by reference to Form N-4 (File No. 333-147565), Pre-Effective Amendment No. 1, filed via EDGAR on April 4, 2008.

     (9) (a) Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, Phoenix Life and Annuity Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC is incorporated by reference to Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

          (b) Amendmend No. 1 to Participation Agreement dated February 1, 2008 by and among PHL Variable Insurance Company, Phoenix Life and Anuuity Company, Pimco Variable Insurance Trust, and Allianz Global Investors Distributors LLC, is incorporated by reference to Form N-4 (File No. 333-147565), Pre-Effective Amendment No. 1, filed via EDGAR on April 4, 2008.

     (10) Fund Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, Phoenix Life and Annuity Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management, Inc. is incorporated by reference to Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

     (11) Participation Agreement dated April 14, 2005 among PHL Variable Insurance Company, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor, LLC is incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

     (12) (a) Amended and Restated Participation Agreement dated January 1, 2007, among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company, is incorporated by reference to Post-Effective Amendment No. 27 on Form N-4 (File No. 033-87376) via Edgar on February 20, 2007.

          (b) Amendmend No. 1 to Amended and Restated Participation Agreement dated March 1, 2008 by and among the Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company is incorporated by reference to Form N-4 (File No. 333-147565), Pre-Effective Amendment No. 1, filed via EDGAR on April 4, 2008.

     (13) Participation Agreement dated September 7, 2007 among PHL Variable Insurance Company, Sentinel Variable Products Trust and Sentinel Financial Services Company is incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 (File No. 333-123040) filed via EDGAR on September 7, 2007.

     (14) Participation Agreement dated February 1, 2008, among PHL Variable Insurance Company, Phoenix Equity Planning Corporation, Summit Mutual Funds, Inc., and Ameritas Investment Corporation is incorporated by reference to Post-Effective Amendment No. 118 on Form N-4 (File No. 333-123040), filed via EDGAR on April 30, 2008.

(i)  Administrative Contracts.

     (1) Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated January 1, 2003, is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

     (2) First Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated November 11, 2003 is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

     (3) Second Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated February 27, 2004 is incorporated by reference to Post -Effective Amendment No. 6 (File No. 333-76778), filed via EDGAR on February 9, 2005.

     (4) Third Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated November 15, 2004 is incorporated by reference to Post-Effective Amendment No. 8 on Form N-6 (File No. 333-76778), filed via EDGAR on April 25, 2006.

     (5) Fourth Amendment to Service Agreement dated November 13, 2005 by and among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, is incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

     (6) Fifth Amendment to Service Agreement dated November 13, 2007 by and among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company is incorporated by reference to Form N-6 (File No 333-149105), Pre-Effective Amendment No. 1, filed via EDGAR on July 11, 2008.

(j)  Other Material Contracts.

     (1) Amended and Restated Administration and Accounting Services Agreement dated March 1, 2003 by and between Phoenix Life Insurance Company and PFPC, INC. is incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 (File No. 333-123035) filed via EDGAR on September 7, 2007.

     (2) Amendment dated January 1, 2005 to Amended and Restated Administration and Accounting Services Agreement between Phoenix Life Insurance Company and PFPC, INC. is incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 (File No. 333-123035) filed via EDGAR on September 7, 2007.

     (3) Information sharing agreements pursuant to Rule 22c-2 for the following funds: AIM Variable Insurance Funds, DWS Funds, Federated Insurance Series, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, and The Universal Institutional Funds are incorporated by reference to Post-Effective Amendment No. 29 on Form N-4 (File No. 033-87376), filed via EDGAR on May 1, 2007.

     (4) Information Sharing Agreement dated as of September 7, 2007, pursuant to Rule 22c-2, among Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company and the Sentinel Variable Products Trust is incorporated by reference to Post-Effective Amendment No. 6 on Form N-4 (File No. 333-123035) filed via EDGAR on September 28, 2007.

     (5) Information Sharing Agreement dated February 1, 2008 by and between PHL Variable Insurance Company, Phoenix Life and Annuity Company , Phoenix Life Insurance Company and Summit Mutual Funds, Inc. is incorporated by reference to Post-Effective Amendment No. 8 on Form N-4 (File No. 333-123040) filed via EDGAR on April 30, 2008.

(k)  Legal Opinion.

     To be filed by amendment.

(l)  Actuarial Opinion.

     Not  applicable.

(m)  Calculation.

     Not  applicable.

(n)  Other Opinions.

     (1) Consent of Independent Registered Public Accounting Firm to be filed by amendment.

     (2)  Powers of Attorney are filed herewith.

(o)  Omitted Financial Statements.

     Not  applicable.

(p)  Initial Capital Agreements.

     Not  applicable.

(q)  Redeemability Exemption.

     Not  applicable.

Item 27. Directors and Officers of the Depositor.

Name                      Position
-----------------------   ------------------------------------------------------
John H. Beers*            Vice President and Secretary

John R. Flores*           Vice President and Chief Compliance Officer
Peter A. Hofmann*         Senior Executive Vice President and Chief Financial
                          Officer
Daniel J. Moskey*         Vice President and Treasurer
David R. Pellerin*        Senior Vice President and Chief Accounting Officer
Philip K. Polkinghorn*    Director and President
Tracy L. Rich*            Executive Vice President and Assistant Secretary
James D. Wehr**           Director, Executive Vice President and Chief
                          Investment Officer
Christopher M. Wilkos**   Director, Senior Vice President and Corporate
                          Portfolio Manager

* The business address of this individual is One American Row, Hartford, CT 06102-5056

** The business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836

Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Phoenix Companies, Inc. (100%) Delaware
   Phoenix Distribution Holding Company (100%) Connecticut
         WS Griffith Securities, Inc. (100%) New York
   Phoenix Investment Management Company (100%) Connecticut
      Phoenix Investment Partners, Ltd. (100%) Delaware

         DP Holdings, Ltd. (100%) New Brunswick, Canada
         DPCM Holdings, Inc. (100%) Illinois
         Duff & Phelps Investment Management Company (100%) Illinois
         Goodwin Capital Advisers, Inc. (100%) New York
         Kayne Anderson Rudnick Investment Management, LLC (100%) California Pasadena Capital Corporation (100%) California
            Engemann Asset Management (100%) California
         Phoenix Alternative Investment Advisers, Inc. (100%) Connecticut Phoenix Equity Planning Corporation (100%) Connecticut
            Phoenix Investment Counsel, Inc. (100%) Massachusetts
         Phoenix/Zweig Advisors, LLC (100%) Delaware
            Euclid Advisors LLC (100%) New York
         PXP Securities Corp. (100%) New York
         Rutherford Financial Corporation (100%) Delaware
         Rutherford, Brown & Catherwood, LLC (73.2%) Delaware
         SCM Advisors, LLC (100%) California
         Walnut Asset Management, LLC (70.6%) Delaware
   Phoenix Life Insurance Company (100%) New York
      Phoenix Foundation (0%) Connecticut
      Next Generation Ventures LLC (50%) Connecticut
      Phoenix Life Separate Account B (100%) New York
      Phoenix Life Separate Account C (100%) New York
      Phoenix Life Separate Account D (100%) New York
      Phoenix Life Variable Accumulation Account (100%) New York
      Phoenix Life Variable Universal Life Account (100%) New York
      PM Holdings, Inc. (100%) Connecticut
         American Phoenix Life and Reassurance Company (100%) Connecticut
            Phoenix Life and Reassurance Company of New York (100%) New York
         PFG Holdings, Inc. (100%) Pennsylvania
            AGL Life Assurance Company (100%) Pennsylvania
            PFG Distribution Company (100%) Delaware
            Philadelphia Financial Group, Inc. (100%) Delaware
         PHL Variable Insurance Company (100%) Connecticut
            PHL Variable Accumulation Account (100%) Connecticut
            PHLVIC Variable Universal Life Account (100%) Connecticut
         Phoenix Founders, Inc. (100%) Connecticut
         Phoenix International Capital Corporation (100%) Connecticut
            Practicare, Inc. (100%) Delaware
         Phoenix Life and Annuity Company (100%) Connecticut
            Phoenix Life and Annuity Variable Universal Life Account (100%)
               Connecticut
         Phoenix New England Trust Holding Company (100%) Connecticut ..........
         Phoenix Variable Advisors, Inc. (100%) Delaware .......................
         PML International Insurance Limited (100%) Bermuda ....................
      The Phoenix Edge Series Fund (0%) Massachusetts business trust
   Phoenix National Trust Holding Company (100%) Connecticut
   Phoenix Life Solutions, Inc. (100%) Delaware

      Only companies that file consolidated financial statements with the Securities and Exchange Commission ("SEC") are The Phoenix Companies Inc. and Phoenix Life Insurance Company. In addition, PHL Variable Insurance Company and Phoenix Life and Annuity Company file individual financial statements with the SEC. For the remainder, except the separate accounts (defined as Phoenix Life Separate Account B, Phoenix Life Separate Account C, Phoenix Life Separate Account D, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, PHL Variable Accumulation Account, PHL Variable Accumulation Account II, PHLVIC Variable Universal Life Account, and Phoenix Life and Annuity Variable Universal Life Account) all other entities are included in the consolidated financial statement, for The Phoenix Companies, Inc., but none file individual financial statements with the SEC.

Item 29. Indemnification.

Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

Article VI. Indemnification. Section 6.01 of the Bylaws of the Depositor (as amended and restated effective May 16, 2002) provides that: "Each director, officer or employee of the company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a director, officer or employee of the company, or of any other company which he was serving as a director or officer at the request of the company, except in relation to matters as to which such director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, Bylaw, agreement, vote of shareholders or otherwise."

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriter.

1.   Phoenix Equity Planning Corporation ("PEPCO")

     (a)  PEPCO serves as the principal underwriter for the following entities:
          Phoenix Adviser Trust, Phoenix Asset Trust, Phoenix Equity Trust, Phoenix Insight Funds Trust, Phoenix Institutional Mutual Funds, Phoenix Investment Trust 97, Phoenix Opportunities Trust, Phoenix Strategic Equity Series Fund, The Phoenix Edge Series Fund, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, Phoenix Life and Annuity Variable Universal Life Account, PHL Variable Accumulation Account, PHL Variable Accumulation Account II, PHLVIC Variable Universal Life Account and PHL Variable Separate Account MVA1.

     (b)  Directors and Executive Officers of PEPCO

Name                       Position
------------------------   ------------------------------------------------
George R. Aylward, Jr.**   Director, Executive Vice President
John H. Beers*             Vice President and Secretary
John R. Flores*            Vice President and Anti-Money Laundering Officer
David Hanley**             Vice President and Treasurer
Stephen D. Gresham**       Director, Senior Vice President
David C. Martin*           Vice President and Chief Compliance Officer
Philip K. Polkinghorn*     Director, Executive Vice President

* The business address of this individual is One American Row, Hartford, CT 06102-5056.

** The business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836

     (c) PEPCO received no compensation from the Registrant during the last fiscal year for sales of the contract.

Item 31. Location of Accounts and Records.

The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of PHL Variable Insurance Company located at One American Row, Hartford, CT 06102-5056.

Item 32. Management Services.

Under a contract with Phoenix Life Insurance Company ("PLIC"), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the policy owner, for use in conjunction with the policy. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:

Year                        Fee Paid
-------------------------   --------
2005 ....................   $ 86,000
2006 ....................   $101,000
2007 ....................   $ 95,000

Item 33. Fee Representation.

The following representation is to be made by amendment.

Pursuant to Section 26(f)(A) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant, PHLVIC Variable Universal Life Account, causes this Initial Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Hartford and State of Connecticut on this 17th day of July 2008.

                                        PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                                        (Registrant)


                                        By:
                                            ------------------------------------
                                        *Philip K. Polkinghorn
                                        Director and President of PHL Variable
                                        Insurance Company


                                        PHL VARIABLE INSURANCE COMPANY


                                        By:
                                            ------------------------------------
                                        *Philip K. Polkinghorn
                                        Director and President


By: /s/ Kathleen A. McGah
    ---------------------------------
* Kathleen A. McGah
As Attorney-in-Fact pursuant to power of attorney.

As required by the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities indicated on July 17, 2008.

Signature                                                 Title
-------------------------------------   ----------------------------------------


-------------------------------------   Senior Vice President and Chief
*Peter A. Hofmann                       Financial Officer


-------------------------------------   Senior Vice President and Chief
*David R. Pellerin                      Accounting Officer


-------------------------------------   Director, President
*Philip K. Polkinghorn


-------------------------------------   Director, Executive Vice President
*James D. Wehr                          and Chief Investment Officer


-------------------------------------   Director, Senior Vice President and
*Christopher M. Wilkos                  Corporate Portfolio Manager


By: /s/ Kathleen A. McGah
    ---------------------------------
* Kathleen A. McGah
As Attorney-in-Fact pursuant to power of attorney.

                                  Exhibit Index

Exhibit 26(n)(2)   Powers of Attorney

                                      C-9